SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: December 2, 2014	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities are at year end, as follows:

Assets	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Current assets	3,342,839	2,808,321
Non-current assets	11,619,850	11,685,074

Total assets	14,962,689	14,493,395

Liabilities	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Current liabilities	1,693,100	1,682,016
Non-current liabilities	6,395,956	5,766,839
Non–parent participation	50,860	52,242
Net equity attributable to parent company	6,822,773	6,992,298

Total net equity and liabilities	14,962,689	14,493,395

As of September 30, 2014, total assets increased US$469 million compared to December 31, 2013, equivalent to 3.24% of variation. This deviation is mainly attributable to an increase in the balance of cash and cash equivalents, trade receivables and accounts receivable from related parties.

Moreover, current liabilities increased US$640 million mainly attributable to an increase in financial liabilities and deferred tax liabilities.

The main financial and operating indicators contributing to the balance are as follows:

Liquidity ratios	09-30-2014	12-31-2013
Current Liquidity (current assets / current liabilities )	1.97	1.67
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.25	0.98

Debt indicators	09-30-2014	12-31-2013
Debt to equity ratio (total liabilities / equity)	1.18	1.06
Short-term debt to total debt (current liabilities / total liabilities)	0.21	0.23
Long-term debt to total debt (non-current liabilities / total liabilities)	0.79	0.77

	09-30-2014	09-30-2013
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	3.47	3.61

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Activity ratio	09-30-2014	12-31-2013
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.98	3.17
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.88	4.13
Inventory permanence-days ((inventories + biological assets) /cost of sales)	120.95	113.47
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	92.71	87.18

As of September 30, 2014, the short-term debt represented 21% of total liabilities (23% as of December 31, 2013).

The ratio of financial expenses covered represents a decrease of 3.61 to 3.47. This decrease is mainly attributable to a lower proportional result and higher financial expense for the 2014 period, compared to the same period of 2013.

b)	Statements of income

Profit before Income Tax

Profit before Income Tax registered a profit of US$439 million compared to a profit of US$461 million in the same period of the previous year, equivalent to a negative variation of US$22 million. The effect is explained by the factors described in the following table:

Item	Million U.S.$
Gross margin	80
Distribution and Administrative Expenses	(20)
Other income/ expenses by function	(91)
Exchange differences	6
Other item	3

Net change in income before income tax	(22)

Gross Margin represents a profit of U.S.$1,281 million, U.S.$80 million higher compared to the previous period (U.S.$1,201 million as of September 30, 2013) caused by an increase in net sales prices offset by a decline in sales volumes pulp.

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	09-30-2014 ThU.S$	09-30-2013 ThU.S$
Pulp	1,713,358	1,666,060
Sawn timber	709,818	614,075
Panels	1,391,933	1,466,828
Forestry	108,161	113,722
Other	24,617	24,476

Total revenues	3,947,887	3,885,161

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Sales costs	09-30-2014 ThU.S$	09-30-2013 ThU.S$
Wood	626,617	673,840
Forestry work	483,003	473,745
Depreciation and amortization	220,365	200,511
Other costs	1,336,742	1,335,730

Total sales costs	2,666,727	2,683,826

Profitability index	09-30-2014	12-31-2013
Profitability on equity	6.19	5.98
Profitability on assets	2.93	2.91
Return on operating assets	4.51	3.90

Profitability ratios	09-30-2014	09-30-2013
Income per share (U.S.$) (1)	2.82	3.05
Income after tax (ThU.S.$) (2)	323,097	375,906
Gross margin (ThU.S.$)	1,281,160	1,201,335
Financial costs (ThU.S.$)	(177,484)	(176,730)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

EBITDA	09-30-2014 MU.S.$	09-30-2013 MU.S.$
Gain (loss)	323.1	375.9
Finance cost	177.5	177.7
Financial Income	(16.1)	(15.8)
Expenses for income tax	115.5	85.0
EBIT	600.0	622.8
Depreciation and amortization, others*	275.7	239.9
EBITDA	875.6	862.7
Cost at fair value of the harvest	238.1	242.3
Gain from changes in fair value of biological assets	(200.5)	(202.6)
Exchange difference	3.0	8.8
Adjusted EBITDA	916.2	911.3

*	2014: Forest loss provision MU.S.$ 33.3;2013: Forest roads amortization MU.S.$ 19.0

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits with banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco is regulated by its liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing to credit corresponds mainly with banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

4. MARKET SITUATION

Pulp Division

The third quarter of 2014 was a stable period in terms of pulp prices in spite of the oversupply that began at the end of the second quarter due to the start-up of Montes del Plata and the low demand during the summer months in the Northern Hemisphere. Short fiber prices were in general stable, with changes only in some markets. Long fiber had a positive variation, but the price of unbleached long fiber had a strong fall. However, world inventory levels had important growth in these months, compared with the previous quarter. World inventories of long fiber reached 29 days (4 days higher than the second quarter of the year) and this quarter finished at 27 days. The increase in short fiber was larger than in long fiber, reaching a maximum of 46 days during the quarter. This quarter finished with an average of 40 days of inventory, the same level as in the second quarter.

In Asia short fiber prices remained without changes despite the increase in supply, even with chances of an increase at the end of the quarter. In long fiber, prices had a small increase, around 0.5 to 1.5% and a higher supply mainly due to new volume production. The price spread between long fiber and short fiber prices, remains approximately at US$ 140 per ton (higher in long fiber).

In Europe there was more volatility in prices. Long fiber increased 1.5% and short fiber decreased 2.5%. The decrease is mainly due to oversupply in a weakened market with high capacity in paper production, low consumption in printing and writing paper, and the effect of the summer season in Europe, higher than in other markets. Due to a significant increase in consumption during September, there are expectations of a positive trend in the last quarter.

In the North American market, the demand stabilized at good levels. The low demand of the industry of printing and writing paper was offset by the high demand in tissue, absorption and packaging industries. The fibercement (which demands unbleached long fiber pulp) market was still active and expansion programs remained as programmed. The rest of America stood at good levels of activity and demand too. The Alto Paraná mill in Argentina, which has sales mainly in Brazil and Argentina, continued to decrease its levels of inventories. Other Asian markets, like India, Indonesia and Japan, followed the trend of China with good levels of activity.

During this third quarter, production was at normal levels, the only exception was at the Nueva Aldea and Licancel mills due to their annual maintenance programs. Montes del Plata is still in its ramp-up process. During the third quarter, production reached more than 80% of capacity.

Sawn Timber Division

The real estate and construction sectors in the United States are still showing improvements. At the third quarter of 2014 the Housing Starts Index closed at 1,017,000 units per year, which represents an increase when compared with 893,000 units in the previous quarter. The expectation for the North American market toward the next months are moderate. The sales of wood product and finger joint moldings were in line with capacity and we continue to sell with stable prices. Current construction levels remain low when compared to the 10 year historical average.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Markets where Arauco sells continued with positive behavior during the third quarter. In general, there was higher demand and better prices compared with the two previous quarters.

In spite of the demand in China, the market has been affected by overstock of pine logs from New Zealand. Sales of the Company remained stable at very good levels. Korea, Taiwan, Japan, Australia, and Middle East showed good levels of activity, even achieving hikes in prices compared with the previous quarter.

Sales volume in the Chilean market has recovered during the third quarter after the adjustment of inventories from the main distributors in the country.

Panels Division

The most important issue during the third quarter in the panels division was the increase in sales volume of plywood, mainly due to an increase in production volume at the Nueva Aldea mill. Despite the new capacity coming from Nueva Aldea and the other new mills, we were able to maintain the same price levels in all export markets. In the Chilean market there has been more competition in low grades of plywood.

Sales volume of MDF in the third quarter began to increase compared with previous quarters after the expected increase in demand in Brazil and improvements in some states of the United States. Exports to Mexico remained at high levels. Despite this, total supply in North America, Brazil, Argentina and Chile was higher compared to domestic sales, therefore it has been necessary to export to markets with lower margins. MDF molding kept at expected levels, in spite of the increase in supply from imports and domestic production.

Particleboard was at good levels in sales volume of value-added products reached by our Teno mill, producing at its capacity design. Inventories from the supply chain reached historical average levels, especially from main distributors. This has helped to reach better margins for this category.

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	09-30-2014 ThU.S.$	09-30-2013 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	750,896	717,842
Cash flow from financing activities:
Loan and bond payments	237,397	(25,073)
Dividend payments	(78,172)	(76,077)
Others	(1,693)	(2,514)

Cash flow from investment activities:
Loans to related companies	(141,309)	—
Incorporation and sale of property, plant and equipment	(356,526)	(399,156)
Incorporation and sale of biological assets	(99,927)	(145,258)
Dividends received	11,150	17,490
Others	(8,108)	11,335

Positive Net cash flow (negative)	(313,708)	98,589

The financing cash flow has a positive balance of U.S.$157 million as of September 30, 2014, with differences with respect to the previous year (negative balance U.S. $104 million) mainly due to lower loan payments in the nine-month period ended September 30, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

In relation to the flow of investment at the end of the current period, there was a greater negative balance of U.S.$595 million (U.S.$516 million in 2013), mainly due to lower income from sales of property, plant, equipment and intangible assets and lower dividend income, offset by lower outlays for purchases of property, plant and equipment and biological assets.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2014, a ratio of fixed rate debt to total consolidated debt of approximately 83.8%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains what it believes is one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Interim Consolidated Financial Statements September 30, 2014, Note 23, a detailed analysis of the risks associated with the business of Arauco is available.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	09-30-2014 (Unaudited) ThU.S.$	12-31-2013 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	972,208	667,212
Other current financial assets	23	2,154	3,089
Other current non-financial assets	25	187,003	188,964
Trade and other current receivables	23	746,259	711,678
Accounts receivable from related companies	13	148,776	8,243
Current Inventories	4	930,760	900,590
Current biological assets	20	300,820	256,957
Current tax assets		45,027	61,174
Total Current Assets other than assets or disposal groups classified as held for sale		3,333,007	2,797,907
Non-Current Assets or disposal groups classified as held for sale	22	9,832	10,414
Total Current Assets		3,342,839	2,808,321
Non-Current Assets	23
Other non-current financial assets	25	13,592	48,778
Other non-current non-financial assets	23	135,384	125,052
Trade and other non-current receivables		33,968	40,729
Investments accounted for using equity method	15-16	340,634	349,412
Intangible assets other than goodwill	19	96,476	99,651
Goodwill	17	85,985	88,141
Property, plant and equipment	7	7,180,019	7,137,467
Non-current biological assets	20	3,576,232	3,635,246
Deferred tax assets		157,560	160,598
Total non-Current Assets		11,619,850	11,685,074
Total Assets		14,962,689	14,493,395

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	09-30-2014 (Unaudited) ThU.S.$	12-31-2013 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	797,445	893,605
Trade and other current payables	23	666,281	630,980
Accounts payable to related companies	13	13,854	14,406
Other current provisions	18	7,245	9,696
Current tax liabilities		33,524	4,472
Current provisions for employee benefits	10	3,521	3,814
Other current non-financial liabilities	25	171,230	125,043
Total Current Liabilities		1,693,100	1,682,016
Non-Current Liabilities
Other non-current financial liabilities	23	4,454,112	4,156,992
Other non-current provisions	18	61,976	24,167
Deferred tax liabilities	6	1,767,819	1,462,295
Non-current provisions for employee benefits	10	39,028	42,170
Other non-current non-financial liabilities	25	73,021	80,854
Total non - current liabilities		6,395,956	5,766,839
Total liabilities		8,089,056	7,448,855
Equity
Issued capital		353,618	353,618
Retained earnings		6,909,118	7,004,640
Other reserves		(439,963)	(365,960)
Equity attributable to parent company		6,822,773	6,992,298
Non-controlling interests		50,860	52,242
Total equity		6,873,633	7,044,540
Total equity and liabilities		14,962,689	14,493,395

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

	Note	January-September (Unaudited)		July-September (Unaudited)
		2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Income Statement

Revenue	9	3,947,887	3,885,161	1,348,628	1,333,226
Cost of sales	3	(2,666,727)	(2,683,826)	(940,473)	(923,605)
Gross profit		1,281,160	1,201,335	408,155	409,621
Other income	3	231,834	292,542	77,710	90,069
Distribution costs	3	(397,940)	(390,678)	(141,825)	(131,841)
Administrative expenses	3	(415,261)	(402,656)	(136,517)	(135,373)
Other expense	3	(103,459)	(73,044)	(20,411)	(29,861)
Profit (loss) from operating activities		596,334	627,499	187,112	202,615
Finance income	3	16,059	14,829	8,553	3,317
Finance costs	3	(177,484)	(176,730)	(67,426)	(61,699)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	6,593	4,140	6,692	5,064
Exchange rate differences		(2,954)	(8,818)	(13,074)	(1,209)
Income before income tax		438,548	460,920	121,857	148,088
Income Tax	6	(115,451)	(85,014)	(31,436)	(29,844)
Net Income		323,097	375,906	90,421	118,244

Net income attributable to
Net income attributable to parent company		319,455	344,650	89,320	103,779
Income attributable to non-controlling interests		3,642	31,256	1,101	14,465
Profit (loss)		323,097	375,906	90,421	118,244

Basic earnings per share
Earnings per share from continuing operations		0.0028230	0.0030459	0.0007893	0.0009172

Basic earnings per share		0.0028230	0.0030459	0.0007893	0.0009172

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0028230	0.0030459	0.0007893	0.0009172

Basic earnings per diluted share		0.0028230	0.0030459	0.0007893	0.0009172

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-September		July-September
		2014	2013	2014	2013
		(Unaudited)		(Unaudited)
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Profit (loss)		323,097	375,906	90,421	118,244
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gains losses on defined Benefit plans	10	(2,831)	(3,575)	(305)	(1,533)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		(4,257)	1,357	(2,421)	1,747
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(7,088)	(2,218)	(2,726)	214
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(67,908)	(113,787)	(138,134)	(6,665)
Other Comprehensive Income before tax exchange differences on translation		(67,908)	(113,787)	(138,134)	(6,665)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	(3,429)	36,113	(12,459)	(2,052)
Other Comprehensive Income before tax Cash flow hedges		(3,429)	36,113	(12,459)	(2,052)
Other Comprehensive income that will be reclassified to profit or loss before tax		(71,337)	(77,674)	(150,593)	(8,717)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to defined benefit plans of other comprehensive income		719	715	214	307
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6-23	2,015	(6,747)	4,079	428
Other comprehensive income		(75,691)	(85,924)	(149,026)	(7,768)
Comprehensive income		247,406	289,982	(58,605)	110,476
Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent company		245,452	262,146	(55,669)	97,210
Comprehensive income, attributable to non-controlling interests		1,954	27,836	(2,936)	13,266
Total comprehensive income		247,406	289,982	(58,605)	110,476

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

09-30-2014	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2014	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540
Changes in Equity:
Comprehensive income
Net income							319,455	319,455	3,642	323,097
Other comprehensive income, net of tax		(66,220)	(1,414)	(2,112)	(4,257)	(74,003)		(74,003)	(1,688)	(75,691)
Comprehensive income	—	(66,220)	(1,414)	(2,112)	(4,257)	(74,003)	319,455	245,452	1,954	247,406
Dividends							(123,614)	(123,614)	(2,735)	(126,349)
Increase (decrease) for transfer and other changes							(291,363)	(291,363)	(601)	(291,964)
Changes in equity	—	(66,220)	(1,414)	(2,112)	(4,257)	(74,003)	(95,522)	(169,525)	(1,382)	(170,907)
Closing balance at 09/30/2014	353,618	(405,325)	(22,921)	(8,496)	(3,221)	(439,963)	6,909,118	6,822,773	50,860	6,873,633

09-30-2013	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2013	353,176	(169,377)	(45,110)	—	(2,092)	(216,579)	6,754,725	6,891,322	74,437	6,965,759
Increase (decrease) through changes in accounting policies			(906)	(3,070)	906	(3,070)	3,070	—		—
Opening balance restated	353,176	(169,377)	(46,016)	(3,070)	(1,186)	(219,649)	6,757,795	6,891,322	74,437	6,965,759
Changes in Equity:
Net income							344,650	344,650	31,256	375,906
Other comprehensive income, net of tax		(110,367)	29,366	(2,860)	1,357	(82,504)		(82,504)	(3,420)	(85,924)
Comprehensive income	—	(110,367)	29,366	(2,860)	1,357	(82,504)	344,650	262,146	27,836	289,982
Dividends						—	(126,775)	(126,775)	—	(126,775)
Increase (decrease) for transfer and other changes						—		—	(29,037)	(29,037)
Increase (Decrease) for Changes in Subsidiaries Involvement Involing No Loss of Control						—		—	(2,221)	(2,221)
Changes in equity	—	(110,367)	29,366	(2,860)	1,357	(82,504)	217,875	135,371	(3,422)	131,949
Closing balance at 09/30/2013	353,176	(279,744)	(16,650)	(5,930)	171	(302,153)	6,975,670	7,026,693	71,015	7,097,708

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	09-30-2014	09-30-2013
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	4,105,916	4,187,114
Receipts from premiums and claims, annuities and other policy benefits	—	29,819
Other cash receipts from operating activities	265,406	415,916
Classes of cash payments
Payments to suppliers for goods and services	(3,000,535)	(3,152,488)
Payments to and on behalf of employees	(374,138)	(370,693)
Other cash payments from operating activities	(79,363)	(178,574)
Interest paid	(161,086)	(180,365)
Interest received	14,114	13,255
Income taxes refund (paid)	(20,655)	(46,217)
Other (outflows) inflows of cash, net	1,237	75
Net Cash flows from Operating Activities	750,896	717,842

Cash flows (used in) Investing Activities

Loans to related parties	(141,309)	—
Proceeds from sale of property, plant and equipment	12,180	86,497
Purchase of property, plant and equipment	(368,706)	(485,653)
Purchase of intangible assets	(9,253)	(3,231)
Proceeds from sale of other long-term assets	188	20,838
Purchase of biological assets	(100,115)	(166,096)
Cash receipts from repayment of advances and loans made to other parties classified as investing activities	—	5,000
Dividends received	11,150	17,490
Other outflows of cash, net	1,145	9,566
Cash flows used in Investing Activities	(594,720)	(515,589)

Cash flows from (used in) Financing Activities

Total loans obtained	978,821	1,026,147
Loans obtained in long term	818,327	360,774
Proceeds from short-term borrowings	160,494	665,373
Repayments of borrowings	(741,424)	(1,051,220)
Dividends paid by the parent company	(78,172)	(76,077)
Other inflows of cash, net	(1,693)	(2,514)
Cash flows from (used in) Financing Activities	157,532	(103,664)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	313,708	98,589
Effect of exchange rate changes on cash and cash equivalents	(8,712)	(15,733)

Net increase (decrease) of Cash and Cash equivalents	304,996	82,856
Cash and cash equivalents, at the beginning of the period	667,212	488,498
Cash and cash equivalents, at the end of the period	972,208	571,354

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30 (NOT AUDITED) AND DECEMBER 31, 2013

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. and subsidiaries, (here after “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Registry as No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission of the United States of America.

The Company’s head office address is El Golf Avenue 150, floor 14 th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the Superintendency.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of September 30, 2014 are:

•	Consolidated Statements of Financial Position as of September 30, 2014 and for the period ended December 31, 2013.

•	Consolidated Statements of Income for the nine-month periods between January 1 and September 30, 2014 and 2013.

•	Consolidated Statements of Comprehensive Income for the nine-month periods between January 1 and September 30, 2014 and 2013.

•	Consolidated Statements of Changes in Equity for the nine-month periods between January 1 and September 30, 2014 and 2013.

•	Consolidated Statements of Cash Flows for the nine-month periods between January 1 and September 30, 2014 and 2013.

•	Notes to the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the Financial Statements

Period between January 1 and September 30, 2014.

Date of Approval of Financial Statements

These interim consolidated financial statements for the period between January 1 and September 30, 2014 were authorized and approved for issuance by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 516 held on November 14, 2014.

Initials used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the United States (“U.S.”) Dollar as its functional currency since majority of its revenues from sales of its products are from exports denominated in U.S. Dollars, while its costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars, and the costs are related mainly to plantation costs which are settled in U.S. Dollars.

For the sawmill, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

In relation to cost of sales, although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

In these consolidated financial statements all relevant information required by IFRS has been presented.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. were consolidated into the financial statements of Arauco up to September 2013, due to the fact that up until that date these entities were in essence controlled by Arauco and they kept exclusive contracts with Arauco for timber supply, forward purchases of land and forest management.

Compliance and adoption of IFRS

The accompanying consolidated financial statements of Arauco present in all material respects its financial position, its results of operations and its cash flows in accordance with IFRS as issued by the IASB, except as instructed in the Official Circular Letter No 856 of the superintendency of securities and insurance which provides in an exceptional form of accounting of changes in assets and liabilities for deferred tax caused by Law No. 20,780, published in the Official Journal on September 29, 2014.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

Summary of significant accounting policies

The accompanying interim consolidated financial statements to September 30, 2014 were prepared in accordance with Arauco’s accounting policies, which have been consistently applied to all periods presented in these interim consolidated financial statements, except as indicated in section “compliance and adoption of IFRS”.

a)	Basis for presentation of financial statements

The accompanying interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of IFRS, except as indicated in section “compliance and adoption of IFRS”.

The interim consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies. Generally, historical cost is based on the fair value of the consideration given in exchange for goods and services.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the carrying

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

-Property, Plant and Equipment

In an asset acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with third party experts.

The carrying amounts of property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use, with an impairment loss recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

-Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using internal valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. Arauco estimates the value either based on appraisals and/or the future cash flows expected to arise from the cash-generating unit and suitable discount rate in order to calculate present value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

-Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future effects on Arauco’s financial condition resulting from such litigation are estimated by management, in collaboration with its legal advisors. Arauco recognizes provisions on each statement of financial position date and/or upon each substantial modification to an underlying claim of any such litigation. For a description of current litigations see Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities, which is presumed to exist when Arauco holds more than one half of the voting rights of an entity so as to obtain benefits from its activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure, or rights, to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

IFRS sets out requirements on how to apply the control principle:

(a) in circumstances when voting rights or similar rights give an investor power, including situations where the investor holds less than a majority of voting rights and in circumstances involving potential voting rights.

(b) in circumstances when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

(c) in circumstances involving agency relationships.

(d) in circumstances when the investor has control over specified assets of an investee.

IFRS requires an investor to reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

When preparing consolidated financial statements, an entity must use uniform accounting policies for reporting like transactions and other events in similar circumstances.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Intragroup balances and transactions must be eliminated. Non-controlling interests in subsidiaries must be presented in the consolidated statement of financial position within equity, separately from the equity attributable to owners of the parent company.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies different than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made in the financial statements of subsidiaries to prepare consolidated financial statements to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidated financial statements and non-controlling interests is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have the Brazilian Real and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

d)	Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

e)	Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, the assets and liabilities of Arauco’s operations in functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in Others reserves within -equity.

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

(i)	Financial assets and liabilities measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for trading, or those designated as FVTPL. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

Derivatives are also classified as held for trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and the obligation for these instruments is presented under other financial liabilities within the statement of financial position.

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which Arauco commits itself to purchase or sell the asset.

The financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Foreign Exchange and Interest Rate Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value at each reporting date. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The fair value of foreign exchange forward contracts is calculated by reference to current forward exchange rates for contracts with similar maturities.

The fair value of interest rate forward contracts is calculated by reference to the difference of the existing interest rates between the interest rate contractually agreed and the market interest rate at the end of each reporting period.

Mutual Funds: They are highly liquid instruments that are sold in the short term and are carried at their net asset value at the end of each period.

(ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the intent and ability to hold to maturity. They are initially recorded at fair value and after initial recognition, held-to- maturity investments are measured at amortized cost using the effective interest method less any impairment

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method, less any impairment.

Repurchase Agreements: These are recognized at their initial investment cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’ and are initially recorded at fair value.

(i) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

•	it has been incurred principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the Finance income or Finance costs line item in the consolidated statements of income.

(ii) Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their liquidation during at least 12 months after the balance sheet’s date.

The estimation of the reasonable value of the obligations with banks is determined by valuation techniques, using cash flows discounted applying rates in accordance to the risk of bank loans of a similar nature, while bonds are appraised at their market value.

h)	Derivative financial instruments

(i) Financial Derivatives - The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. The group’s policy is that all derivative contracts are hedging contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated and effective as a hedging instrument under IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Group designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

•	Fair Value Hedges under IAS 39 - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged Item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

•	Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated In equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The cost of finished goods and works in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and groups subject to expropriation (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the closing date of the statement of financial position are the subject of active sale efforts and for which the completion is estimated to be highly probable.

These assets or groups subject to expropriation are valued at the lower of the carrying amount or the estimated retail value less the costs to carry out the sale, and are no longer amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2 at the acquisition date (see note 3.16.2); and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquire are allocated to those units or groups of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains or losses are recognized in the income statement.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of change in participation of the profit or loss in the statement of income.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Business combinations that are common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carries over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income (exchange rate differences on translation to the presentation currency) of the associate or joint venture. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill.

The investments in joint operations recognize the assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

(i) Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii) Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii) Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill generated in the acquisition of an entity is measured as the excess of the sum of the consideration paid, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill generated on acquisitions of foreign companies, is controlled in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these financial statements, the only change in the carrying amount of goodwill in Brazil is related to the net exchange rate differences on translation.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (see Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Biological growth and changes in fair value of forestry plantations are recognized in the line item Other income in the consolidated statement of income.

The Company holds fire insurance policies for its forestry plantations which, together with company resources and efficient protection measures for these plantation assets allow financial and operational risks to be minimized.

r)	Income tax expense and deferred income tax assets and liabilities.

The tax liabilities are recognized in the financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of those good.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

(ii)	Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (Central Interconnected System). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC – SIC) (Economic Load Dispatch Center of the Central Interconnected System) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Dividends payable are presented in the line item “Other current non financial liabilities” in the consolidated statement of financial position.

Dividends paid are not deductible for income tax purposes.

v)	Earning per share

Basic earnings per share are calculated by dividing the net income for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists.

Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any indication that the assets have suffered an impairment loss. Among the indications to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

For this evaluation, assets are grouped at the lowest level of group of assets that generates cash flows independently.

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs of disposal and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Except for goodwill, a previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill is not reversed in subsequent periods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an evaluation is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of income.

The allowance for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. An allowance is made when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco has severance payment obligations arising from voluntary termination of employment. These are paid to certain employees that have been employed by the Company for more than five years in accordance with conditions established within collective or individual employment contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. These obligations are considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

These obligations are treated as post-employment benefits.

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other payables” in the consolidated statement of financial position.

z)	Recent accounting pronouncements

The following new standards and interpretations have been adopted in these financial statements:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IAS 32	Financial Instruments Presentation - Clarification of requirements for netting of financial assets and liabilities.	January 1, 2014

IFRS 10, IFRS 12, IAS 27	Investment Entities provides an exemption for the consolidation of subsidiaries under IFRS 10 under the definition of “investment companies”.	January 1, 2014

IAS 36	Impairment of Assets, Modification disclosures requirements	January 1, 2014

IAS 39	Financial Instruments: Recognition and Measurement-Novation of derivatives and continuation hedge accounting	January 1, 2014

New interpretations	Contents	Mandatory application for annual periods beginning on or after

IFRIC 21

Levies

Guides about when to recognize a liability for a government imposed levy whether for those recorded in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and for those liens whose existence and amount is certain.

January 1, 2014

The application of these standards has not had a significant impact on the amounts reported in these financial statements, however, it may affect the accounting for future transactions or arrangements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

At the date of issuance of these consolidated interim financial statements, the following accounting pronouncements have been issued by the IASB:

Standards and interpretations	Contents	Mandatory application for annual periods beginning on or after
IFRS 9

Financial Instruments

Amendment to the classification and measurement of financial assets

In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.

January 1, 2018

IFRS 14	Deferral of Regulatory accounts. Applies to entities adopting IFRS for the first time which are involved in activities with regulated rates.	January 1, 2016

IFRS 15	Income from contracts with customers. provide unique model based on principles that apply in all contracts with customers.	January 1, 2017

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after
IAS 19	Employee Benefits Clarifies the requirements related to the way in which contributions from employees or others which are linked to the service must be attributed to periods of service.	July 1, 2014

Annual improvements 2010-2012-Amendments to IFRS 7	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 38, IAS 24	July 1, 2014

Annual Improvement 2011-2013 –Amendments to IFRS 4	IFRS 1, IFRS 3, IFRS 13, IAS 40	July 1, 2014

IFRS 11-Amendments	Accounting of acquisitions for shares in joint ventures Require to the acquirer the application of business combinations and related disclosures.	January 1, 2016

IAS 16 and IAS 38 – Amendments	Clarification of acceptable methods of depreciation and amortization. Additional guidance on how to calculate the depreciation and amortization of property, plant and equipment and intangible assets.	January 1, 2016

IAS 16 and IAS 41 – Amendments	Agriculture: Manufacturing plants Amendments provide the concept of manufacturing plants, which are used exclusively to grow products in the scope of IAS 16.	January 1,2016

Arauco believes that the adoption of these standards, amendments and interpretations will have no significant impact on its interim consolidated financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. CHANGES IN POLICIES AND ACCOUNTING ESTIMATES

1) Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of September 30, 2014 and have been consistently applied to all periods presented in these interim consolidated financial statements.

2) Changes in the Estimates and processing of accounting policies

There have been no changes in the treatment of accounting policies for the same period last year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

At the date of these financial statements the share capital of Arauco is ThU.S.$ 353,618.

In 2013, as a result of the merger of Celulosa Arauco y Constitución S.A. and Forestal Viñales S.A as part of the reorganization of the forestry companies in Chile, a capital increase of ThU.S.$442 was realized (Note 14).

	09-30-2014	12-31-2013
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	09-30-2014	12-31-2013
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and is presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of prior year distributable net income and the amount of the interim dividend paid at the end of the immediately preceding fiscal year.

The minimum dividend provision corresponding to the year 2014 in an amount of ThU.S.$123,614 (ThU.S.$126,775 as of September 30, 2013) is presented in the consolidated statement of changes in equity.

In the Cash Flow Statement, in line “dividends paid” is presented an amount of ThU.S.$78,172 as of September 30, 2014 (ThU.S.$76,077 as of September 30, 2013) which ThU.S.$75,424 (ThU.S.$47,017 as of September 30, 2013) correspond to the payment of dividends of the parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following are the dividends paid and per share amounts during the period 2014 and the years 2013:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2014
Amount of Dividend	ThU.S.$ 75,424
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.66653

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-10-2013
Amount of Dividend	ThU.S.$ 63,388
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.56016

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2013
Amount of Dividend	ThU.S.$ 47,017
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0.41552

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of reserves of exchange differences on translation, reserves of cash flow hedges and other reserves.

Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of mark to market adjustments of outstanding cash flow hedges at the end of each reporting period.

Reserve of Actuarial Profits or Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

d)	Disclosures of other information

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of September 30, 2014 and 2013:

	January - September		July - September
	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Classes of Other Income
Other Income, Total	231,834	292,542	77,710	90,069
Gain from changes in fair value of biological assets (See note 20)	200,478	202,604	66,834	65,961
Net income from insurance compensation	2,264	1,271	1,554	74
Revenue from export promotion	3,004	3,122	1,083	949
Leases received	1,886	1,540	790	891
Gain on sales of assets	9,654	6,190	2,393	4,446
Gain on sales of assets of special purpose entities (**)	—	29,624	—	14,360
Gain on sales of assets classified as held for sale	—	26,153	—	171
Revenue from compensation of judgment	—	8,500	—
Access easement	4,833	1,349	2	1,349
Other operating results (sale materials and waste, rent of easements, income tax recovery)	9,715	12,189	5,054	1,868

Classes of Other Expenses by activity
Total of other expenses by activity	(103,459)	(73,044)	(20,411)	(29,861)
Depreciation	(1,924)	(1,298)	(1,183)	(448)
Expenses judgment	(4,028)	(17,433)	(2,268)	(14,397)
Impairment provision properties, plants and equipment and others	(5,922)	(3,956)	(833)	(352)
Plants stoppage operating expenses	(1,823)	(4,303)	(166)	1,886
Expenses projects	(7,343)	(9,704)	(87)	(3,997)
Expenses start-up	(8,795)	—	(1,570)	—
Loss of assets	(50)	(6,733)	(35)	(4,779)
Loss of forest due to fires	(33,328)	(635)	(1,299)	(514)
Other Taxes	(4,485)	(3,382)	(1,732)	(979)
Research and development expenses	(2,344)	(1,954)	(835)	(701)
Compensation and eviction	(7,838)	(1,532)	(398)	(259)
Fines, readjustments and interest	(530)	(671)	(319)	—
Other expenses (donations, repayments insurance)	(25,049)	(21,443)	(9,686)	(5,321)

Classes of financing income
Financing income, total	16,059	14,829	8,553	3,317
Financial income from mutual funds - deposits	8,683	7,665	3,527	3,524
Financial income resulting from swap - forward	2,844	3,708	2,618	(960)
Other financial income	4,532	3,456	2,408	753

Classes of financing costs
Financing costs, Total	(177,484)	(176,730)	(67,426)	(61,699)
Interest expense, Loans banks	(17,700)	(22,430)	(5,859)	(7,998)
Interest expense, Bonds	(133,843)	(130,985)	(48,809)	(40,561)
Interest expense, financial instruments	(13,112)	(5,189)	(6,787)	(2,860)
Other financial costs	(12,829)	(18,126)	(5,971)	(10,280)

Classes of Participation in Income (Loss) of associates and joint ventures accounted for using the Equity Method
Total	6,593	4,140	6,692	5,064
Investments in associates	5,669	3,697	6,410	4,425
Joint ventures	924	443	282	639

(**)	Corresponding to the total income from sale of land and biological assets of SPE Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Below is the Balance of Expenses by nature:

	January - September		July - September
Cost of sales	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Timber	626,617	673,840	206,175	241,269
Forestry labor costs	483,003	473,745	189,603	167,677
Depreciation and amortization	220,365	200,511	78,672	65,670
Maintenance costs	201,478	159,296	68,412	51,086
Chemical costs	397,507	371,272	133,095	121,568
Sawmill Services	94,348	137,517	34,569	45,954
Others Raw Materials	68,512	161,718	24,188	65,804
Indirect costs	125,672	117,832	43,305	36,296
Energy and fuel	165,805	147,897	56,507	50,301
Cost of electricity	66,952	67,367	23,968	21,653
Wage and salaries	216,468	172,831	81,979	56,327
Total	2,666,727	2,683,826	940,473	923,605

	January - September		July - September
Distribution cost	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Selling costs	25,333	24,599	8,874	7,429
Commissions	11,992	11,836	3,844	3,955
Insurance	3,888	4,519	1,340	1,308
Provision for doubtful accounts receivable	1,247	(393)	354	63
Other selling costs	8,206	8,637	3,336	2,103
Shipping and freight costs	372,607	366,079	132,951	124,412
Port services	21,805	20,451	7,619	7,351
Freights	298,505	306,639	105,810	104,081
Other shipping and freight costs	52,297	38,989	19,522	12,980
Total	397,940	390,678	141,825	131,841

	January - September		July - September
Administrative expenses	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Wage and salaries	162,639	167,071	50,844	50,820
Marketing, advertising, promotion and publications expenses	9,066	6,674	3,891	2,381
Insurance	23,862	30,171	7,509	9,231
Depreciation and amortization	19,282	16,715	6,500	9,742
Computer services	19,167	14,066	5,426	3,854
Lease rentals (offices, warehouses and machinery)	8,463	10,300	3,079	3,418
Donations, contributions, scholarships	5,623	8,453	956	3,179
Fees (legal and technical advisories)	40,556	39,412	14,280	13,820
Property taxes, patents and municipality rights	17,046	19,021	6,487	9,395
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	109,557	90,773	37,545	29,533
Total	415,261	402,656	136,517	135,373

		January-September		July-September
Expenses for	Note	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Depreciations	7	233,099	214,029	82,978	71,334
Employee benefits	10	383,427	364,020	128,997	106,552
Amortization	19	9,239	6,864	3,457	5,157

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

e)	Auditor Fees and Number of Employees (Not audited or reviewed)

At the end of this period, the auditor fees and number of employees are follows:

Auditors fees	09-30-2014 ThU.S.$
Audit services	2,059
Other services
Tax services	543
Others	788
TOTAL	3,390

Number of employees	No.
14,161

NOTE 4. INVENTORIES

Components of Inventory	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Raw materials	105,326	93,895
Production supplies	106,208	103,698
Products in progress	81,490	107,180
Finished goods	485,912	453,762
Spare Parts	151,824	142,055
Total Inventories	930,760	900,590

Inventories recognized as cost of sales at September 30, 2014 were ThU.S.$2,661,390 (ThU.S.$2,670,204 at September 30, 2013).

In order to have the inventories recorded at net realizable value at September 30, 2014, there has been a net decrease of inventories associated with a higher provision of obsolescence ThU.S.$848 (lower provision ThU.S.$2,566 at September 30, 2013).

At September 30, 2014 there are write-offs inventory ThU.S.$1,359 (ThU.S.$1,724 at September 30, 2013)

The allowance of obsolescence is calculated based on the conditions of sale of products and age of inventory (inventory turnover).

No inventories have been pledged as security for liabilities at the end of each reporting period.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Cash on hand	409	330
Bank checking account balances	234,107	155,208
Time deposits	685,578	391,588
Mutual funds	52,114	111,435
Other cash and cash equivalents (*)	—	8,651
Total	972,208	667,212

(*)	Applies to contracts investments under resale agreements

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 21% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, Law No. 20,780 was published in the Official Gazette, introducing various amendments to the current regime of income tax and other taxes. Among the main amendments is the progressive increase of the First Category Income Tax for the 2014, 2015, 2016, 2017, 2018 and following fiscal years, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively, in the event that the partially integrated system applies. Alternatively, for the 2014, 2015, 2016 and 2017 and following fiscal years, an increase of 21%, 22.5%, 24%, and 25% respectively will apply, in the event that the Company chooses to apply the attributed income system.

On October 17, 2014, the Superintendency of Securities and Insurance issued the Official Circular Letter No. 856, which established that the difference in assets and liabilities for deferred taxes resulting from the increase of the aforementioned tax rate, should be accounted for by charging it against equity. Therefore, as of the close these interim consolidated financial statements, Arauco has recognized a charge to equity of ThU.S.$291,363 resulting from a deferred effect of the new tax rate.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of September 30, 2014 and December 31, 2013:

Deferred Tax Assets	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Deferred Tax Assets relating to Provisions	14,746	12,016
Deferred Tax Assets relating to Accrued Liabilities	6,959	7,367
Deferred Tax Assets relating to Post-Employment benefits	11,215	9,012
Deferred Tax Assets relating to Property, Plant and equipment	14,947	8,842
Deferred Tax Assets relating to Financial Instruments	8,619	343
Deferred Tax Assets relating to Tax Losses Carryforwards	50,238	56,333
Deferred Tax Assets relating to Biological Assets	9	73
Deferred Tax Assets relating to Inventories	6,199	4,910
Deferred Tax Assets relating to Provisions for Income	5,162	3,678
Deferred Tax Assets relating to Allowance for Doubful Accounts	3,844	3,104
Intangible revaluation differences	1,042	—
Deferred Tax Assets relating to Other Deductible Temporary Differences(*)	34,580	54,920
Total Deferred Tax Assets	157,560	160,598

(*)	In the period 2013 there MU.S. $ 19,887 deferred tax relating to tax goodwill produced by fusion of Chilean forestry companies

Certain subsidiaries of Arauco, as of the date of these financial statements, show tax losses for which we estimate that, given the projection of future profits, will allow for the recovery of these assets. The total amount of these tax losses is ThU.S.$150,967 (ThU.S.$165,393 at December 31, 2013), which are mainly originated by operational and financial losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

In addition, as of the closing of these financial statements there are ThU.S.$104,196 of unused tax losses from companies in Uruguay based on the participation of Arauco, which have not been recognized as deferred tax assets.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of September 30, 2014 and December 31, 2013:

Deferred Tax Liabilities	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Deferred Tax Liabilities relating to Property, plant and equipment	937,627	781,777
Deferred Tax Liabilities relating to Financial Instruments	5,915	10,060
Deferred Tax Liabilities relating to Biological Assets	689,391	534,161
Deferred Tax Liabilities relating to Inventory	32,647	15,422
Deferred Tax Liabilities due to Prepaid Expenses	40,494	56,558
Deferred Tax Liabilities due to Intangible	33,516	34,188
Deferred Tax Liabilities relating to Other Taxable Temporary Differences	28,229	30,129
Total Deferred Tax Liabilities	1,767,819	1,462,295

The effect of changes in current and deferred tax liabilities related to cash flow hedges corresponds to a charge of ThU.S.$2,015 as of September 30, 2014 (charge of ThU.S.$6,747 as of September 30, 2013), which is presented in Reserves for cash flow hedges in the consolidated statement of changes in equity.

The deferred tax assets and liabilities expected to be recovered and settled in less than twelve months amounts to ThU.S.$23,326 and ThU.S.$116,977, respectively.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of the asset and deferred tax liability

Deferred Tax Assets	Opening Balance 01-01-2014 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 09-30-2014 ThU.S.$
Deferred Tax Assets relating to provisions	12,016	656	2,187	(113)	14,746
Deferred Tax Assets relating to accrued liabilities	7,367	(1,383)	900	75	6,959
Deferred Tax Assets relating to post-employment benefits	9,012	(1,247)	3,466	(16)	11,215
Deferred Tax Assets relating to property, plant and equipment	8,842	4,069	2,035	1	14,947
Deferred Tax Assets relating to financial instruments	343	(343)	8,619	—	8,619
Deferred Tax Assets relating to tax losses carryforwards	56,333	(5,398)	423	(1,120)	50,238
Deferred Tax assets relating to biological assets	73	(64)	—	—	9
Deferred Tax Assets relating to provisions for income	4,910	1,160	180	(51)	6,199
Deferred Tax Assets relating to provisions for income	3,678	959	525	—	5,162
Deferred Tax Assets relating to provision for doubtful accounts	3,104	543	218	(21)	3,844
Intangible revaluation differences	—	834	208	—	1,042
Deferred Tax Assets relating to other deductible temporary differences	54,920	(22,794)	2,733	(279)	34,580
Total Deferred Tax Assets	160,598	(23,008)	21,494	(1,524)	157,560

Deferred Tax Liabilities	Opening Balance 01-01-2014 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 09-30-2014 ThU.S.$
Deferred Tax Liabilities relating to property, plant and equipment	781,777	3,110	155,257	(2,517)	937,627
Deferred Tax Liabilities relating to financial instruments	10,060	893	(5,038)	—	5,915
Deferred Tax Liabilities relating to biological assets	534,161	22,984	135,553	(3,307)	689,391
Deferred Tax Liabilities relating to inventory	15,422	15,291	1,934	—	32,647
Deferred Tax Liabilities due to prepaid expenses	56,558	(21,714)	5,653	(3)	40,494
Deferred Tax Liabilities due to intangible	34,188	(1,006)	335	867	34,384
Deferred Tax Liabilities relating to other taxable temporary differences	30,129	(5,790)	4,637	(1,615)	27,361
Total Deferred Tax Liabilities	1,462,295	13,768	298,331	(6,575)	1,767,819

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets	Opening Balance 01-01-2013 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2013 ThU.S.$
Deferred Tax Assets relating to provisions	4,752	7,465	—	(201)	12,016
Deferred Tax Assets relating to accrued liabilities	7,188	44	—	135	7,367
Deferred Tax Assets relating to post-employment benefits	9,341	(982)	829	(176)	9,012
Deferred Tax Assets relating to property, plant and equipment	10,971	(22)	—	(2,107)	8,842
Deferred Tax Assets relating to financial instruments	1,900	(1,493)	—	(64)	343
Deferred Tax Assets relating to tax losses carryforwards	126,171	(65,777)	—	(4,061)	56,333
Deferred Tax Assets relating to biological assets	2,636	(2,563)	—		73
Deferred Tax Assets relating to provisions for income	9,539	(4,421)	—	(208)	4,910
Deferred Tax Assets relating to provisions for income	4,477	(792)	—	(7)	3,678
Deferred Tax Assets relating to provision for doubtful accounts	3,602	(481)	—	(17)	3,104
Deferred Tax Assets relating to other deductible temporary differences	26,193	28,226	—	501	54,920

Total Deferred Tax Assets	206,770	(40,796)	829	(6,205)	160,598

Deferred Tax Liabilities	Opening Balance 01-01-2013 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2013 ThU.S.$
Deferred Tax Liabilities relating to property, Plant and equipment	769,626	21,530	—	(9,379)	781,777
Deferred Tax Liabilities relating to financial instruments	14,218	(508)	(3,801)	151	10,060
Deferred Tax Liabilities relating to biological assets	531,746	12,552	—	(10,137)	534,161
Deferred Tax Liabilities relating to inventory	16,517	(1,262)	—	167	15,422
Deferred Tax Liabilities due to prepaid expenses	55,294	944	—	320	56,558
Deferred Tax Liabilities due to intangible	35,978	(1,789)	—	(1)	24,188
Deferred Tax Liabilities relating to other taxable temporary differences	31,673	846	—	(2,390)	30,129
Total Deferred Tax Liabilities	1,455,052	32,313	(3,801)	(21,269)	1,462,295

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	09-30-2014		12-31-2013
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	107,322		104,265
Deferred Tax Assets - Tax losses	50,238		56,333
Deferred Tax Liabilities		1,767,819		1,462,295
Total	157,560	1,767,819	160,598	1,462,295

	January - September		July- September
Detail of Temporary Difference Income and Loss Amounts	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Deferred Tax Assets	(27,068)	10,682	(4,576)	21,096
Deferred Tax Assets - Tax losses	4,060	(36,508)	3,639	(25,404)
Deferred Tax Liabilities	(13,768)	(8,837)	1,912	(9,900)
Total	(36,776)	(34,663)	975	(14,208)

Income Tax Expense

Income tax expense consists of the following:

	January - September		July- September
Income Tax composition	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Current income tax expense	(85,442)	(74,922)	(29,911)	(37,432)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	—	16,429	—	15,304
Previous period current tax adjustments	4,028	3,977	(609)	2,241
Other current tax expenses	2,739	4,165	(1,891)	4,251
Current Tax Expense, Net	(78,675)	(50,351)	(32,411)	(15,636)

Deferred tax income (expense) relating to origination and reversal of temporary differences	(40,836)	1,845	(2,664)	11,196
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	4,060	(36,508)	3,639	(25,404)
Total deferred Tax Expense, Net	(36,776)	(34,663)	975	(14,208)
Income Tax Expense, Total	(115,451)	(85,014)	(31,436)	(29,844)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following table sets for the current income tax expense detailed by foreign and domestic companies at September 30, 2014 and 2013:

	January - September		July- September
	2014	2013	2014	2013
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(20,562)	(11,685)	(10,747)	(3,180)
Domestic current income tax expense	(58,113)	(38,666)	(21,664)	(12,456)
Total current income tax expense	(78,675)	(50,351)	(32,411)	(15,636)

Foreign deferred tax expense	(19,060)	(18,275)	(2,560)	(12,725)
Domestic deferred tax expense	(17,716)	(16,388)	3,535	(1,483)
Total deferred tax expense	(36,776)	(34,663)	975	(14,208)

Total tax income (expense)	(115,451)	(85,014)	(31,436)	(29,844)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - September		July- September
	2014	2013	2014	2013
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(92,095)	(95,771)	(28,757)	(33,119)
Tax effect of foreign tax rates	(13,675)	(18,652)	(5,127)	(11,380)
Tax effect of revenues exempt from taxation	7,143	(1,796)	(1,629)	(3,441)
Tax effect of expense not deductible in determining taxable profit (tax loss)	(18,325)	(1,231)	3,609	1,240
Tax rate effect of tax losses	669	9,795	1,767	(625)
Effect of tax rate of tax losses not recognized in statements of income	(1,867)	15,830	(1,867)	15,830
Tax rate effect of adjustments for current tax of prior periods	4,028	792	(599)	(940)
Other tax rate effects	(1,329)	6,019	1,167	2,591
Total adjustments to tax expense at applicable tax rate	(23,356)	10,757	(2,679)	3,275
Tax expense at effective tax rate	(115,451)	(85,014)	(31,436)	(29,844)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	09-30-2014	12-31-2013
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	324,759	1,542,739
Land	968,072	975,617
Buildings	2,145,239	1,694,924
Plant and equipment	3,571,725	2,774,551
Information technology equipment	28,933	25,575
Fixtures and fittings	10,318	7,627
Motor vehicles	18,708	13,597
Other property, plant and equipment	112,265	102,837
Total Net	7,180,019	7,137,467

Property, Plant and Equipment, Gross
Construction in progress	324,759	1,542,739
Land	968,072	975,617
Buildings	3,544,176	3,010,996
Plant and equipment	5,897,420	4,954,621
Information technology equipment	71,239	64,352
Fixtures and fittings	37,140	33,015
Motor vehicles	47,460	40,789
Other property, plant and equipment	129,878	119,601
Total Gross	11,020,144	10,741,730

Accumulated depreciation and impairment

Buildings	(1,398,937)	(1,316,072)
Plant and equipment	(2,325,695)	(2,180,070)
Information technology equipment	(42,306)	(38,777)
Fixtures and fittings	(26,822)	(25,388)
Motor vehicles	(28,752)	(27,192)
Other property, plant and equipment	(17,613)	(16,764)
Total	(3,840,125)	(3,604,263)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

To date there are no assets pledged as collateral in these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Commitments for project disbursements or for the acquisition of property, plant and equipment.

	09-30-2014	12-31-2013
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	145,023	310,087

	09-30-2014	12-31-2013
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	310,907	671,128

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of September 30, 2014 and December 31, 2013:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2014	1,542,739	975,617	1,694,924	2,774,551	25,575	7,627	13,597	102,837	7,137,467
Changes
Additions	310,907	1,184	2,440	39,441	2,376	832	3,874	12,780	373,834
Disposals	(2,695)	(500)	(48)	(600)	(6)	(34)	103		(3,780)
Retirements	(5,020)	(33)	(17,866)	(17,880)	(112)	—	(426)	(352)	(41,689)
Depreciation	—	—	(74,814)	(168,675)	(3,674)	(1,905)	(3,220)	(3,026)	(255,314)
Increase (decrease) through net exchange differences	1,651	(8,196)	(20,302)	(2,152)	(105)	(71)	(231)	(1,093)	(30,499)
Increase (decrease) through transfers from construction in progress	(1,522,823)	—	560,905	947,040	4,879	3,869	5,011	1,119	—
Total changes	(1,217,980)	(7,545)	450,315	797,174	3,358	2,691	5,111	9,428	42,552
Closing balance 09-30-2014	324,759	968,072	2,145,239	3,571,725	28,933	10,318	18,708	112,265	7,180,019

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2013	1,291,259	987,242	1,654,955	2,731,233	26,094	13,396	11,094	101,470	6,816,742
Changes
Additions	671,128	13,385	20,359	64,952	1,297	912	2,987	6,160	781,179
Disposals	—	(801)	(1,747)	(606)	(11)	(3,934)	(74)	(344)	(7,516)
Retirements	(4,297)	(317)	(2,901)	(15,299)	(32)	(179)	(8)	(361)	(23,394)
Depreciation	—	—	(87,728)	(220,452)	(3,528)	(2,734)	(3,223)	(1,187)	(318,852)
Impairment loss recognized in profit or loss	—	—	(314)	(874)	(2)	—	—	—	(1,190)
Increase (decrease) through net exchange differences	(12,053)	(28,100)	(19,597)	(46,907)	28	288	(259)	(2,902)	(109,502)
Increase (decrease) through transfers from construction in progress	(403,298)	4,208	131,897	262,505	1,728	(122)	3,081	1	—
Total changes	251,480	(11,625)	39,970	43,319	(519)	(5,769)	2,504	1,367	320,726
Closing balance 12-31-2013	1,542,739	975,617	1,694,924	2,774,551	25,575	7,627	13,597	102,837	7,137,467

The depreciation expense for the period ending September 30, 2014 and 2013 is as follows:

	January-September		July-September
	2014	2013	2014	2013
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	215,473	198,099	76,667	64,964
Administrative expenses	14,935	12,263	5,048	5,290
Other expenses	2,691	3,667	1,263	1,080
Total	233,099	214,029	82,978	71,334

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

A significant portion of items of property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Property, Plant and Equipment under finance leases	89,377	90,467
Plant and equipment	89,377	90,467

Reconciliation of Financial Lease Minimum Payments:

09-30-2014
Present Value
Periods	ThU.S.$
Less than one year	29,436
Between one and five years	58,886
More than five years	—
Total	88,322

12-31-2013
Present Value
Periods	ThU.S.$
Less than one year	26,949
Between one and five years	62,491
More than five years	—
Total	89,440

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	09-30-2014
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	317	24	293
Between one and five years	21	1	20
More than five years	—	—	—
Total	338	25	313

	12-31-2013
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	980	11	969
Between one and five years	131	1	130
More than five years	—	—	—
Total	1,111	12	1,099

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

There are no contingent rents payable or restrictions imposed by any lease arrangements.

NOTE 9. REVENUE

	January - September		July - September
Classes of revenue	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Revenue from sales of goods	3,815,634	3,741,843	1,318,145	1,292,589
Revenue from rendering of services	132,253	143,318	30,483	40,637
Total	3,947,887	3,885,161	1,348,628	1,333,226

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - September		July- September
	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013
Employee expenses	383,427	364,020	128,997	106,552
Wages and salaries	375,868	355,949	127,147	104,061
Severance indemnities	7,559	8,071	1,850	2,491

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of September 30, 2014 and 2013 are as follows:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of September 30, 2014 and December 31, 2013:

	09-30-2014	12-31-2013
	ThU.S.$	ThU.S.$
Current	3,521	3,814
Non-current	39,028	42,170
Total	42,549	45,984

Reconciliation of the present value of severance indemnities obligation	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Opening balance	45,984	47,436
Current service cost	1,430	3,241
Interest cost	2,215	1,510
Actuarial gains	2,831	4,143
Benefits paid	(4,226)	(6,628)
Increase (decrease) for foreign currency exchange rates changes	(5,685)	(3,718)
Closing balance	42,549	45,984

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

Local and foreign currency

Assets and liabilities by class of currency as of September 30, 2014 and December 31, 2013 are as follows:

	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Total Current Assets	3,342,839	2,808,321

Cash and Cash Equivalents	972,208	667,212
U.S. Dollar	856,706	534,575
Euro	7,809	4,681
Brazilian Real	59,007	68,658
Argentine Pesos	19,415	13,942
Other currencies	3,861	3,473
Chilean Pesos	25,410	41,883

Other current financial assets	2,154	3,089
U.S. Dollar	2,154	3,089

Other current non-financial assets	187,003	188,964
U.S. Dollar	101,649	82,175
Euros	1,507	126
Brazilian Real	12,448	13,395
Argentine Pesos	11,351	10,079
Other currencies	6,248	7,746
Chilean Pesos	53,800	75,443

Trade and other current receivables	746,259	711,678
U.S. Dollar	502,453	446,386
Euro	38,572	33,072
Brazilian Real	63,663	55,756
Argentine Pesos	34,723	33,130
Other currencies	21,797	24,513
Chilean Pesos	84,641	117,827
U.F.	410	994

Accounts receivable from related companies	148,776	8,243
U.S. Dollar	—	135
Brazilian Real	144,086	3,654
Chilean Pesos	4,690	4,454

Current Inventories	930,760	900,590
U.S. Dollar	842,318	791,271
Brazilian Real	69,569	87,638
Chilean Pesos	18,873	21,681

Current biological assets	300,820	256,957
U.S. Dollar	287,513	256,957
Brazilian Real	13,307	—

Current tax assets	45,027	61,174
U.S. Dollar	3,631	2,861
Euros	64	14
Brazilian Real	2,812	2,475
Argentine Pesos	1,477	5,888
Other currencies	4,150	1,337
Chilean Pesos	32,893	48,599

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	9,832	10,414
U.S. Dollar	9,832	10,414

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Total Non Current Assets	11,619,850	11,685,074

Other non-current financial assets (*)	13,592	48,778
U.S. Dollar	12,999	48,011
Argentine Pesos	593	767

Other non-current non-financial assets	135,384	125,052
U.S. Dollar	125,776	113,224
Brazilian Real	6,294	8,707
Argentine Pesos	796	748
Other currencies	918	643
Chilean Pesos	1,600	1,730

Trade and other non-current receivables	33,968	40,729
U.S. Dollar	30,260	35,743
Chilean Pesos	3,690	3,226
U.F.	18	1,760

Investments accounted for using equity method	340,634	349,412
U.S. Dollar	122,141	126,564
Brazilian Real	218,493	222,848

Intangible assets other than goodwill	96,476	99,651
U.S. Dollar	94,352	95,338
Brazilian Real	2,072	4,241
Chilean Pesos	52	72

Goodwill	85,985	88,141
U.S. Dollar	42,923	43,086
Brazilian Real	43,062	45,055

Property, plant and equipment (**)	7,180,019	7,137,467
U.S. Dollar	6,533,140	6,457,882
Brazilian Real	640,629	670,269
Chilean Pesos	6,250	9,316

Non-current biological assets	3,576,232	3,635,246
U.S. Dollar	3,231,919	3,277,093
Brazilian Real	344,313	358,153

Deferred tax assets	157,560	160,598
U.S. Dollar	125,715	138,486
Brazilian Real	31,085	21,321
Other currencies	218	223
Chilean Pesos	542	568

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2014			12-31-2013
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	1,088,657	604,443	1,693,100	1,105,432	576,584	1,682,016

Other current financial liabilities	199,964	597,481	797,445	399,036	494,569	893,605
U.S. Dollar	166,930	546,585	713,515	260,159	446,893	707,052
Brazilian Real	8,980	24,918	33,898	11,750	9,332	21,082
Argentine Pesos	500	—	500	28,252	504	28,756
Chilean Pesos	288	830	1,118	168	886	1,054
U.F.	23,266	25,148	48,414	98,707	36,954	135,661

Bank Loans	169,773	168,579	338,352	262,010	451,282	713,292
U.S. Dollar	160,293	143,661	303,954	222,008	441,446	663,454
Brazilian Real	8,980	24,918	33,898	11,750	9,332	21,082
Argentine Pesos	500	—	500	28,252	504	28,756

Financial Leases	7,579	21,857	29,436	7,108	19,841	26,949
U.S. Dollar	—	19	19	—	62	62
Chilean Pesos	288	830	1,118	168	886	1,054
U.F.	7,291	21,008	28,299	6,940	18,893	25,833

Other Loans	22,612	407,045	429,657	129,918	23,446	153,364
U.S. Dollar	6,637	402,905	409,542	38,151	5,385	43,536
U.F.	15,975	4,140	20,115	91,767	18,061	109,828

Trade and other current payables	666,270	11	666,281	628,662	2,318	630,980
U.S. Dollar	229,229	—	229,229	229,260	—	229,260
Euros	49,757	—	49,757	7,434	—	7,434
Brazilian Real	32,842	—	32,842	30,963	—	30,963
Argentine Pesos	33,198	—	33,198	29,102	—	29,102
Other currencies	4,607	—	4,607	3,435	—	3,435
Chilean Pesos	314,130	11	314,141	328,358	12	328,370
U.F.	2,507	—	2,507	110	2,306	2,416

Accounts payable to related companies	13,854	—	13,854	14,406	—	14,406
U.S. Dollar	1,889	—	1,889	2,893	—	2,893
Chilean Pesos	11,965	—	11,965	11,513	—	11,513

Other current provisions	7,245	—	7,245	9,696	—	9,696
U.S. Dollar	7,245	—	7,245	830	—	830
Argentine Pesos	—	—	—	8,866	—	8,866

Current tax liabilities	33,524	—	33,524	3,929	543	4,472
U.S. Dollar	728	—	728	424	355	779
Euros	—	—	—	63	—	63
Brazilian Real	2,345	—	2,345	2,581	—	2,581
Argentine Pesos	4,975	—	4,975	42	—	42
Other currencies	20	—	20	231	—	231
Chilean Pesos	25,456	—	25,456	588	188	776

Current provisions for employee benefits	1,114	2,407	3,521	806	3,008	3,814
Chilean Pesos	1,114	2,407	3,521	806	3,008	3,814

Other current non-financial liabilities	166,686	4,544	171,230	48,897	76,146	125,043
U.S. Dollar	124,360	4,541	128,901	8,800	74,325	83,125
Brazilian Real	26,285	—	26,285	24,007	—	24,007
Argentine Pesos	5,223	—	5,223	5,507	205	5,712
Other currencies	3,912	—	3,912	4,460	—	4,460
Chilean Pesos	6,798	3	6,801	6,002	2	6,004
U.F.	108	—	108	121	1,614	1,735

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2014			12-31-2013
	From 13 months to 5 years	More than 5 years	Total	From 13 months to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	3,708,841	2,687,115	6,395,956	3,089,250	2,677,589	5,766,839

Other non-current financial liabilities (*)(**)	1,911,665	2,542,447	4,454,112	1,675,194	2,481,798	4,156,992
U.S. Dollar	1,761,158	1,618,211	3,379,369	1,575,701	1,714,459	3,290,160
Brazilian Real	37,778	19,978	57,756	35,901	22,870	58,771
Argentine Pesos	694	—	694	1,106	—	1,106
Chilean Pesos	2,654	—	2,654	3,300	—	3,300
U.F.	109,381	904,258	1,013,639	59,186	744,469	803,655

Bank Loans	814,363	264,519	1,078,882	822,461	358,301	1,180,762
U.S. Dollar	775,891	244,541	1,020,432	785,454	335,431	1,120,885
Brazilian Real	37,778	19,978	57,756	35,901	22,870	58,771
Argentine Pesos	694	—	694	1,106	—	1,106

Financial Leases	58,886	—	58,886	62,491	—	62,491
U.S. Dollar	—	—	—	5	—	5
Chilean Pesos	2,654	—	2,654	3,300	—	3,300
U.F.	56,232	—	56,232	59,186	—	59,186

Other Loans	1,038,416	2,277,928	3,316,344	790,242	2,123,497	2,913,739
U.S. Dollar	985,267	1,373,670	2,358,937	790,242	1,379,028	2,169,270
U.F.	53,149	904,258	957,407	—	744,469	744,469

Other non current payables	—	—	—	361	—	361
U.S. Dollar	—	—	—	361	—	361

Other non-current provisions	61,976	—	61,976	24,167	—	24,167
U.S. Dollar	3	—	3	4	—	4
Brazilian Real	31,598	—	31,598	24,163	—	24,163
Argentine Pesos	29,665	—	29,665	—	—	—
Chileans $	710	—	710	—	—	—

Deferred tax liabilities	1,628,188	139,631	1,767,819	1,272,326	189,969	1,462,295
U.S. Dollar	1,488,961	139,631	1,628,592	1,272,037	170,265	1,442,302
Brazilian Real	138,941	—	138,941	—	19,704	19,704
Other currencies	1	—	1	1	—	1
Chilean Pesos	285	—	285	288	—	288

Non-current provisions for employee benefits	33,991	5,037	39,028	36,685	5,485	42,170
Other currencies	194	—	194	177	—	177
Chilean Pesos	33,797	5,037	38,834	36,508	5,485	41,993

Other non-current non-financial liabilities	73,021	—	73,021	80,517	337	80,854
U.S. Dollar	923	—	923	5	—	5
Brazilian Real	70,567	—	70,567	78,672	—	78,672
Argentine Pesos	1,288	—	1,288	1,561	337	1,898
Chilean Pesos	238	—	238	274	—	274
U.F.	5	—	5	5	—	5

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Arauco Distribución S.A.	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	09/30/2014	09/30/2013
	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	(24,457)	(48,610)
Arauco Forest Brasil S.A.	(23,075)	(37,650)
Arauco Florestal Arapoti S.A.	(6,589)	(13,845)
Arauco Distribución S.A.	(3,451)	(1,021)
Alto Paraná S.A.	(2,761)	(4,664)
Flakeboard Company Limited	(4,604)	(4,360)
Others	(283)	(217)

Total reserve of exhange differences on translation	(66,220)	(110,367)

Effect of foreign exchange rates changes

	January-September		July-September
	2014	2013	2014	2013
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	126	(8,187)	(11,052)	(898)
Reserve of exchange differences on translation (with Non-controlling interests)	(67,908)	(113,787)	(138,134)	(6,665)

NOTE 12. BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its current investment projects. As of September 30, 2014, the balance corresponds principally to the accumulated amount that was capitalized until the end of construction of pulp production plant in Uruguay. The average rate loans to finance these investment projects were calculated to record the capitalization.

	January - September		July - September
	2014	2013	2014	2013
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4,82%	4,91%	4,80%	4,78%
Amount of the capitalized interest cost, property, presented as plant and equipment	16,772	19,705	987	6,504

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Superintendency of Securities and Insurance and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Euros, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A.

There is neither a provision for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest 09-30-2014			% Ownership interest 12-31-2013
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0,0020	99,9970	99,9990	0,0020	99,9970	99,9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	9,9753	90,0048	99,9801	9,9753	90,0048	99,9801
—	Arauco Australia Pty Ltd,	Australia	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98,0000	1,9999	99,9999	98,0000	1,9999	99,9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1,5000	98,4983	99,9983	1,5000	98,4983	99,9983
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99,9996	99,9996	—	99,9996	99,9996
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1,3418	98,6572	99,9990	1,4319	98,5671	99,9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79,9992	79,9992	—	79,9992	79,9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	11,1520	88,8470	99,9990	12,8141	87,1849	99,9990
—	Arauco Forest Products B,V,	Holland	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
—	Arauco Holanda Cooperatief U,A,	Holland	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0,0013	99,9977	99,9990	0,0013	99,9977	99,9990
—	Arauco Wood Products, Inc,	USA	U.S. Dollar	0,0004	99,9986	99,9990	0,0004	99,9986	99,9990
—	Araucomex S.A. de C,V,	Mexico	U.S. Dollar	0,0005	99,9985	99,9990	0,0005	99,9985	99,9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99,0000	0,9995	99,9995	99,0000	0,9995	99,9995
96657900-5	Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos	—	57,8202	57,8202	—	57,9502	57,9502
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99,9789	99,9789	—	99,9789	99,9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
—	Flakeboard Company Ltd,	Canada	Canadian Dollar	—	99,9990	99,9990	—	99,9990	99,9990
85805200-9	Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Chile	U.S. Dollar	99,9484	—	99,9484	99,9484	—	99,9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98,1796	98,1796	—	98,1796	98,1796
—	Forestal Concepción S.A.	Panama	U.S. Dollar	0,0050	99,9940	99,9990	0,0050	99,9940	99,9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79,9587	79,9587	—	79,9587	79,9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99,9805	99,9805	—	99,9805	99,9805
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99,9942	99,9942	—	99,9942	99,9942
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97,9805	97,9805	—	97,9805	97,9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98,0186	1,9804	99,9990	98,0186	1,9804	99,9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1,0000	98,9489	99,9489	1,0000	98,9489	99,9489
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99,9801	99,9801	—	99,9801	99,9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99,9934	99,9934	—	99,9934	99,9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99,0000	0,9995	99,9995	99,0000	0,9995	99,9995
—	Savitar S.A.	Argentina	U.S. Dollar	—	99,9841	99,9841	—	99,9841	99,9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0,0100	99,9890	99,9990	—	—	—
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45,0000	54,9997	99,9997	45,0000	54,9997	99,9997

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
—	Euforest S.A.	Uruguay	U.S. Dollar
—	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
—	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
—	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
—	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
—	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
—	Ongar S.A.	Uruguay	U.S. Dollar
—	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Employee Benefits for Key Management Personnel

	January - September		July - September
	2014 ThU.S.$	2013 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Salaries and bonuses	56,410	52,033	12,985	13,925
Per diem compensation to members of the Board of Directors	1,019	1,280	337	399
Termination benefits	3,681	3,622	698	571
Total	61,110	56,935	14,020	14,895

Accounts Receivable from Related Parties

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Forestal Mininco S,A	91,440,000-7	Common director	Chile	Chilean pesos	30 days	66	—
Eka Chile S,A	99,500,140-3	Joint Venture	Chile	Chilean pesos	30 days	3,075	3,008
Stora Enso Arapoti Industria del Papel S,A	—	Associates	Brazil	Brazilian Real	30 days	861	629
Empresa Electrica Guacolda S.A.	96,635,700-2	Controlling Parent’s Associate	Chile	Chilean pesos	—	—	240
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	3,921	3,006
Unilin Flooring Ltda.	—	Common director	EEUU	U.S. Dollar	—	—	135
Colbún S.A.	96,505,760-9	Common director	Chile	Chilean pesos	30 days	55	1,201
CMPC Maderas S.A.	95,304,000-K	Common director	Chile	Chilean pesos	30 days	1	5
Vale Do Corisco S.A.	—	Associates	Brazil	Brazilian Real	—	—	16
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associates	Brazil	Brazilian Real	30 days	139,304	3
Fundación Educacional Arauco	71,625,000-8	Common director	Chile	Chilean pesos	30 days	1,431	—
CMPC Celulosa S.A.	96,532,330-9	Common director	Chile	Chilean pesos	30 days	1	—
Corpesca S,A	96,893,820-7	Common director	Chile	Chilean pesos	30 days	61	—
TOTAL						148,776	8,243

Accounts Payable to Related Parties

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Compañía de Petróleos de Chile S.A.	99,520,000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	11,561	9,964
Abastible S.A.	91,806,000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	364	716
Fundación Educacional Arauco	71,625,000-8	Common director	Chile	Chilean pesos	—	—	661
Sigma S.A.	86,370,800-1	Common director	Chile	Chilean pesos	30 days	3	10
Forestal del Sur S,A	79,825,060-4	Common director	Chile	Chilean pesos	—	—	37
Portaluppi, Guzman y Bezanilla Abogados	78,096,080-9	Common director	Chile	Chilean pesos	—	—	119
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Common director	Chile	Chilean pesos	—	—	2
Servicios Corporativos Sercor S.A.	96,925,430-1	Associate	Chile	Chilean pesos	—	—	4
Puerto Lirquén S.A.	96,959,030-1	Associate	Chile	U.S. Dollar	30 days	969	2,041
Compañía Puerto de Coronel S.A.	79,895,330-3	Associate	Chile	U.S. Dollar	30 days	833	845
Stora Enso AB	—	Joint Operations	Finland	U.S. Dollar	—	—	4
Stora Enso Portugal	—	Joint Operations	Portugal	U.S. Dollar	—	—	3
Colbún Transmisión S.A.	76,218,856-2	Common director	Chile	U.S. Dollar	30 days	43	—
Empresa de Residuos Resiter Ltda	89,696,400-3	Common director	Chile	Chilean pesos	30 days	37	—
Resiter Uruguay S,A	—	Joint Operations	Uruguay	U.S. Dollar	30 days	44	—
TOTAL						13,854	14,406

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Related party transactions

Purchases
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Abastible S.A.	91,806,000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	2,966	5,928
Empresas Copec S,A	90,690,000-9	Controlling Parent	Chile	Chilean pesos	Management service	209	306
Compañía de Petróleos de Chile S.A.	99,520,000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	76,178	101,547
Compañía Puerto de Coronel S.A.	79,895,330-3	Associate	Chile	U.S. Dollar	Transport and stowage	7,238	7,966
Puerto Lirquén S.A.	96,959,030-1	Associate	Chile	U.S. Dollar	Port services	6,848	10,012
EKA Chile S.A.	99,500,140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	37,168	56,134
Forestal del Sur S.A.	79,825,060-4	Common director	Chile	Chilean pesos	Wood and ships	—	294
Portaluppi, Guzman y Bezanilla Abogados	78,096,080-9	Common director	Chile	Chilean pesos	Legal services	1,753	1,684
Puertos y Logística S.A.	82,777,100-7	Associate	Chile	Chilean pesos	Port services	—	339
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Common director	Chile	Chilean pesos	Telephone services	446	387
CMPC Maderas S.A.	95,304,000-K	Common director	Chile	Chilean pesos	Wood and logs	416	349
Forestal Mininco S.A.	91,440,000-7	Common director	Chile	Chilean pesos	Wood and logs	101	258
Colbún S.A.	96,505,760-9	Common director	Chile	Chilean pesos	Electrical Power	24	4
Empresa de Residuos Resiter Ltda	89,696,400-3	Common director	Chile	Chilean pesos	Industrial Cleaning Services	2,981	—
Colbún Transmisión S.A.	76,218,856-2	Common director	Chile	U.S. Dollar	Electrical Power	262	—
CMPC Celulosa S.A.	96,532,330-9	Common director	Chile	Chilean pesos	Others purchases	1,016	1,633

Sales
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Colbún S.A.	96,505,760-9	Common director	Chile	Chilean pesos	Electrical Power	2,127	39,379
EKA Chile S.A.	99,500,140-3	Joint venture	Chile	Chilean pesos	Electrical Power	19,941	24,990
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brazil	Brazilian Real	Wood	6,595	8,503
Forestal del Sur S.A.	79,825,060-4	Common director	Chile	Chilean pesos	Wood and chips	12,865	20,796
CMPC Celulosa S.A.	96,532,330-9	Common director	Chile	Chilean pesos	Wood	237	239
Empresa Eléctrica Guacolda S.A.	96,635,700-2	Controlling Parent’s Associate	Chile	Chilean pesos	Electrical Power	1,264	3,783
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	9,925	11,425

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries

Merger of forest companies

For the purpose of continuing to optimize processes and adopt the best practices within the Forestry Business’s operations, companies were integrated through a gradual process of mergers. Said task began with the integration of companies Bosques Arauco S.A. and Forestal Valdivia S.A. which with the prior approval of their respective shareholders, merged as of July 1, 2013, operating under the name Forestal Valdivia S.A.

On that same date, Forestal Arauco S.A. was split-off, creating a new entity called Forestal Viñales S.A., to which shares in Forestal Celco S.A. were contributed.

As of September 1, 2013, Forestal Arauco S.A. merged and absorbed Forestal Valdivia S.A., a transaction which generated a tax gain (Income Tax Act, Article 31, No. 9), of ThU.S.$99,437, and resulted in a deferred tax asset of ThU.S.$ 19,887 (See Note 6).

On November 1, 2013, Celulosa Arauco y Constitución S.A. absorbed Forestal Viñales S.A., generating, as a result of the transaction, a capital increase of MU.S.$442 equal to 7,209 shares, corresponding to Empresas Copec S.A.’s participation.

On December 1 of 2013, the new Forestal Arauco S.A. was merged with Forestal Celco S.A., thus resulting in most of Arauco’s foresty assets to be grouped under a single entity. With this merger the unification process for Chile’s main forestry companies was concluded.

This restructuring has been registered as an under common control transaction. (See Note 1K)

Investments

On March 27, 2014, the company Servicios Aereos Forestales Ltda was established with contributions to pay Inversiones Arauco Internacional Ltda ThU.S.$ 25,997.4 and Celulosa Arauco y Constitución S.A. ThU.S.$ 2.6. This company’s main objective is the provision of air transportation services for passengers and cargo, forest patrol, photography, advertising, magnetic survey, all by its own and others aircraft and perform maintenance of aeronautical products.

On January 1, 2013, the company Arauco Panels Canada ULC merged with its subsidiary Flakeboard Company Ltd. This operation had no effect on the results of the company.

Arauco carried out the initial recording of the acquisition of Flakeboard Company Limited in 2012 based on the information that was available as of that date and performing a preliminary determination of the allocation of the fair value in this Company’s acquisition. As of the closing of September 2013, the determination of the fair values of the assets acquired and liabilities assumed was concluded and resulted in the final allocation being retroactively applied in the consolidated financial statements as of December 31, 2012, in accordance with the requirements of IFRS 3.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The detail of the recorded valuation is the following:

Th.U.S$
Fair value of net assets acquired, determined at the date of acquisition	242,502
Value of the consideration given at the beginning	242,502
Proportional goodwill determined at December 31, 2012	0
Adjustment to the amounts of fair value of net assets acquired	40,477
Goodwill at the end of the measurement period	40,477

The following tables exposed the fair values at the date of acquisition of the assets and liabilities acquired in 2012 whose final fair value was determined in 2013:

ARAUCO PANELS CANADA ULC	09-24-2012 ThU.S.$
Cash	52,427
Trade and other receivables	38,089
Inventories	44,444
Property, plant and equipment	222,083
Intangible assets other than goodwill	84,300
Goodwill	40,477
Other assets	8,527
Total Assets	490,347
Deferred taxes	11,282
Financial liabilities, current and non-current	189,129
Trade payables	47,434
Total Liabilities	247,845

The following table sets forth the amounts of revenue and profits or losses recognized from the date of acquisition by investment in Arauco Panels Canada ULC (actual Flakeboard Company Ltd.)

Arauco Panels Canada ULC	09-24-2012 to 12-31-2012 ThU.S.$
Revenue	131,094
Profit/(Loss)	(5,558)

The following table sets forth the revenue and recognized results as if the acquisition date had been as of the beginning of the annual investment in Arauco Panels Canada ULC (actual Flakeboard Company Ltd.):

Arauco Panels Canada ULC	January-December 2012 ThU.S.$
Revenue	518,071
Profit/(Loss)	4,711

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At September 30, 2014, there are no new investments in associates to report.

The following tables set forth information about Investments in associates as of September 30, 2014 and December 31, 2013, respectively:

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	09-30-2014	12-31-2013
Carrying amount	ThU.S.$ 60,449	ThU.S.$ 64,285

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	09-30-2014	12-31-2013
Carrying amount	ThU.S.$ 39,218	ThU.S.$ 38,522

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	09-30-2014	12-31-2013
Carrying amount	ThU.S.$ (710)	ThU.S.$ (210)

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	09-30-2014	12-31-2013
Carrying amount	ThU.S.$ 28,300	ThU.S.$ 31,753

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	09-30-2014	12-31-2013
Carrying amount	ThU.S.$ 52	ThU.S.$ 113

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	09-30-2014	12-31-2013
Carrying amount	ThU.S.$ 142	ThU.S.$ 345

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and other products.
Ownership interest (%)	48.9912%
	09-30-2014	12-31-2013
Carrying amount	ThU.S.$ (23,713)	(ThU.S.$ 15,453)

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	09-30-2014	12-31-2013
Carrying amount	ThU.S.$ 185,854	ThU.S.$ 186,628

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

09-30-2014
	Assets
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv,Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind,de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	66,952	17	6,274	93,760	6,045	22,817	1,449	210	197,524
Non-current	354,028	78,516	562	50,259	128,686	487,731	2,059	259	1,102,100
Total	420,980	78,533	6,836	144,019	134,731	510,548	3,508	469	1,299,624

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv,Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind,de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	19,091	83	8,672	19,656	183,125	17,433	2,114	11	250,185
Non-current	103,767	15	1,713	6,364	0	113,822	682	258	226,621
Equity	298,122	78,435	(3,549)	117,999	(48,394)	379,293	712	200	822,818
Total	420,980	78,533	6,836	144,019	134,731	510,548	3,508	469	1,299,624

Revenues	60,886	1,294	3,064	123,762	138	38,468	97	19	227,728
Expenses	(60,711)	0	(5,313)	(120,512)	(19,744)	(8,902)	(533)	(45)	(215,760)
Profit or loss	175	1,294	(2,249)	3,250	(19,606)	29,566	(436)	(26)	11,968

12-31-2013
	Assets
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv,Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind,de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	65,928	17	1,120	103,480	10,319	14,335	5,053	1,156	201,408
Non-current	324,605	77,120	4,310	58,464	131,689	484,619	1,363	684	1,082,854
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv,Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind,de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	18,842	83	2,109	27,928	152,200	7,450	228	1,387	210,227
Non-current	54,654	11	1,699	—	21,344	110,631	4,464	—	192,803
Equity	317,037	77,043	1,622	134,016	(31,536)	380,873	1,724	453	881,232
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262

09-30-2013
Revenues	66,306	310	3,008	117,833	64	40,515	799	268	229,103
Expenses	(59,308)	0	(3,305)	(114,097)	(12,660)	(27,851)	(900)	(288)	(218,409)
Profit or loss	6,998	310	(297)	3,736	(12,596)	12,664	(101)	(20)	10,694

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Opening balance as of January 1	349,412	382,427
Changes
Investments in associates, Additions	—	334
Share of profit (loss) in investment in associates	5,732	5,657
Share of profit (loss) in investment in joint ventures	861	603
Dividends Received, Investments in Associates	(10,574)	(17,074)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(10,129)	(32,060)
Other increase (decrease) in investment and associates and joint ventures	5,332	9,525
Total changes	(8,778)	(33,015)
Ending balance	340,634	349,412

	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Carrying amount of associates accounted for using equity method	314,015	321,970
Carrying amount of joint ventures accounted for using equity method	26,619	27,442
Total investment accounted for using equity method	340,634	349,412

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of September 30, 2014, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$16,427 (ThU.S.$103,196 as of December 31, 2013) to two Uruguayan joint arrangements in order to maintain its 50% of ownership in Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. This transaction had no effect on the consolidated statement of income.

Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. are both involved in the project known as “Montes del Plata”, the purpose of which was to build a cutting edge cellulose production plant, with a capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which is located at the town of Punta Pereira, Province of Colonia, Uruguay.

As of the closing of these financial statements, Arauco has committed to “Montes del Plata” in capital contributions 8.9 million Euros (equivalent to U.S.$11,2 million) and U.S.$140 million in loans.

Investments in Uruguay are joint operations because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments, and since there is a contractual commitment of the sale of the entire pulp production to be generated from the future plant to Arauco and Stora Enso in the proportion of each entity’s 50% ownership interest. Arauco has recognized the assets, liabilities, income and expenses relating to its ownership percentage from January 1, 2012, in accordance with IFRS11.

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

Celulosa y Energía Punta Pereira S.A. (Uruguay)	09-30-2014		12-31-2013
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	95,743	579,058	63,009	292,869
Non-current	2,209,441	1,059,181	2,003,894	1,109,329
Equity		666,945		664,705
Total Joint Arrangement	2,305,184	2,305,184	2,066,903	2,066,903

Investment	333,473		332,353

	09-30-2014 ThU.S.$	09-30-2013 ThU.S.$
Income	4,672	3,386
Expenses	(32,868)	(16,919)
Joint Arrangement Net Income (Loss)	(28,196)	(13,533)

Forestal Cono Sur S.A. (consolidated)	09-30-2014		12-31-2013
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	24,027	23,135	14,480	14,127
Non-current	169,301	2,813	172,540	2,076
Equity		167,380		170,817
Total Joint Arrangement	193,328	193,328	187,020	187,020

Investment	83,690		85,409

	09-30-2014 ThU.S.$	09-30-2013 ThU.S.$
Income	1,080	39,040
Expenses	(1,958)	(2,042)
Joint Arrangement Net Income (Loss)	(878)	36,998

Eufores S.A. (consolidated)	09-30-2014		12-31-2013
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	143,189	387,622	131,068	383,978
Non-current	647,549	31,315	682,695	35,852
Equity		371,801		393,933
Total Joint Arrangement	790,738	790,738	813,763	813,763

Investment	185,819		201,016

	09-30-2014 ThU.S.$	09-30-2013 ThU.S.$
Income	92,841	38,497
Expenses	(110,202)	(39,382)
Joint Arrangement Net Income (Loss)	(17,361)	(885)

Zona Franca Punta Pereira S.A. (Uruguay)	09-30-2014		12-31-2013
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,413	167,844	20,179	129,029
Non-current	436,837	85,801	382,859	87,451
Equity		190,605		186,558
Total Joint Arrangement	444,250	444,250	403,038	403,038

Investment	95,303		93,279

	09-30-2014 ThU.S.$	09-30-2013 ThU.S.$
Income	10,291	3,203
Expenses	(6,244)	(3,327)
Joint Arrangement Net Income (Loss)	4,047	(124)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint ventures:

Unilin Arauco Pisos Ltda.	09-30-2014		12-31-2013
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	11,381	8,144	8,548	4,753
Non-current	5,447	71	5,173	33
Equity		8,613		8,935
Total Joint Arrangement	16,828	16,828	13,721	13,721

Investment	4,307		4,468

	09-30-2014 ThU.S.$	09-30-2013 ThU.S.$
Income	6,243	5,241
Expenses	(6,115)	(6,313)
Joint Arrangement Net Income (Loss)	128	(1,072)

Eka Chile S.A.	09-30-2014		12-31-2013
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	25,267	4,811	26,596	6,541
Non-current	28,930	4,827	29,853	3,957
Equity		44,559		45,951
Total Joint Arrangement	54,197	54,197	56,449	56,449

Investment	22,280		22,976

	09-30-2014 ThU.S.$	09-30-2013 ThU.S.$
Income	38,083	44,675
Expenses	(36,362)	(42,717)
Joint Arrangement Net Income (Loss)	1,721	1,958

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In the period 2014, there are no provisions for impairment associated cash generating units to inform.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of September 30, 2014 and December 31, 2013 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	09-30-2014	12-31-2013
Information relevant to the sum of all impairment	ThU.S.$ 4,793	ThU.S.$ 5,386

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these financial statements, the balance of Goodwill is ThU.S.$ 85,985 (ThU.S.$ 88,141, at December 31, 2013), of which ThU.S.$ 40,109 was mainly generated by the acquisition of “Flakeboard” (see Note 14) and ThU.S.$ 43,062 (ThU.S.$ 45,055 at December 31, 2013) by the investment in Arauco do Brasil S.A. Both values were assigned to the panel segment.

The goodwill generated by the investment in Arauco do Brasil S.A. was allocated to the panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil.

The change in the balance of goodwill is due solely to the exchange difference on foreign currency translation. Therefore, there has been no increase in the provision of impairment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

Celulosa Arauco y Constitución S.A.

1. On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against Celulosa Arauco y Constitución S.A. for reparation of environmental harm and indemnification, caused by the Valdivia Mill Plant, before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

On July 27, 2013, the first definitive ruling was issued in favor of the claim, with court expenses mainly ordering that the Company execute (at its own cost) the following measures in order to preserve the Nature Sanctuary:

1)	To perform a study of the current status of the Wetland, through an interdisciplinary team comprised of various experts in the fields of biology, chemistry and physics, for which it must create an independent committee in which the parties participate, for a term that shall not exceed one year. The studies shall include the status of water and the Wetland’s flora and fauna.

2)	The creation of an artificial wetland, as a sentinel controlled environment, with representative species of the Río Cruces wetland, which receive the first impact of the discharge of riles, which shall be located immediately after the tertiary treatment and before their discharge into the Río Cruces.

3)	The performance of a continuous environmental monitoring program by the Company, for a period that shall not be less than 5 years, and shall be conducted pursuant to the environmental assessment conditions set forth in RCA 279/98 and its subsequent amendments.

4)	The creation of a Wetlands Investigation Center, pursuant to what was proposed by the Company.

5)	Community development programs related to the Wetland in the manner that was proposed by the Company.

With regard to monetary damages, the ruling ordered the Company to pay in the compliance stage, however the form and amount of the payments were not determined.

The ruling was communicated to the Company on August 9, 2013. After a thorough analysis of the ruling, Celulosa Arauco y Constitución S.A. decided not to appeal. This decision was made as it would allow the creation of the conditions for commencing the implementation of the measures in favor of the Wetland, without waiting for further judicial terms.

Currently, the decision is binding and conclusive, and all personal and court expenses have been paid.

With regard to damages, the State Defense Council and the Company reached an agreement on the amount thereof, which equalled $2,600 million Chilean pesos, payable to the State in April 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The referred amount would be in addition to the $2,600 million Chilean pesos (ThU.S.$ 4,956) that the Company has committed to and will spend to finance the implementation of the community development programs ordered by the decision, which shall be to the benefit of the community.

On April 7, 2014 the parties notified the Court of this agreement, which was approved by the Court on April 8, 2014.

The amount of $5,200 million Chilean pesos (ThU.S.$9,408 as of September 30, 2014) corresponding to the sum indicated in the preceding paragraphs, is recognized in the financial statements of Arauco at end of 2013.

Arauco, the State Defense Council and an interdisciplinary committee are working on the measures to preserve the Nature Sanctuary listed in points 1) to 4). While the form to carry out the measures is finalized, the associated costs will be determined and will be disbursed gradually beginning in 2014.

The State Defense Council requested that the decision be summarily enforced. On September 11, 2014, Arauco informed the Court about the ruling’s current enforcement status, specifically regarding the five first measures ordered by the final decision’s operative section. On September 12, 2014, the Court took under consideration the information presented by Arauco and, consequently, Arauco must inform about the progress status on a quarterly basis.

2. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2011 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. This case is currently pending.

3. On June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. The probationary period was finished, and only letters addressed to several authorities need to be answered.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

4. On December 20, 2012, the Company was notified of a civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant. The settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in river streams, risks related with truck transit and forest fire risks.

On December 27, 2012, the Company requested and obtained from the Court that the lawsuit be treated as ordinary and not summary proceedings. Currently the case is in the preliminary stage of evidence gathering, having already exhausted the discussion period.

Alto Paraná S.A.

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (hereafter “APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 Argentine Pesos including capital (ThU.S.$ 49,574 at September 30, 2014), compensatory interest, and fines for omission. On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$ 698 at September 30, 2014).

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

On May 13, 2010, the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the surety insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of $ 633,616,741 Argentine Pesos (equivalent to ThU.S.$ 75,162 as of September 30, 2014), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 1, 2013, APSA received notice of the decision dated December 28, 2012, whereby the First Chamber of Appeals rejected the appeal lodged by the Company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The Company appealed this decision before the Supreme Court of the Nation via the various legal procedural remedies available. On February 4, 2013, the Company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the Supreme Court of the Nation. On May 6, 2013, APSA was notified of the decision of the Court of Appeals that, as of April 23, 2013 granted the ordinary appeal to the Supreme Court of Justice of the Nation and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, APSA was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, APSA submitted a duly founded presentation in connection with the Appeal, which the Court subsequently ordered to be transferred to AFIP, a circumstance of which the Company was notified on June 28, 2013.

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the Company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$ 1,239 at September 30, 2014) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, APSA filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected it on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$ 194 at September 30, 2014), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied APSA’s appeal. On April 26, 2010 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to First Chamber of the National Appeals Court of Contentious Administrative Matters. On June 15, 2012, APSA requested that the case be

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. By way of Resolutions Nos. 952/2000 and 83/03, and within the context of the provisions of Law No. 25,080, the former Secretary for Agriculture, Ranching, Fishing and Foods approved the projects submitted by Alto Paraná S.A. to build an MDF plant (boards) and a sawmill, along with the forestation of several hectares for supplying said industries.

In March of 2005, by way of Note No. 145/05, issued by the Undersecretary for Agriculture, Ranching and Forestation, the exemption to pay exportation duties granted to Alto Paraná S.A. was suspended, as were the exemptions granted to all other companies benefited by this system under Law No. 25,080, a suspension which was implemented as a preventive measure, invoking the need to review the proceedings conducted in the respective case files. After the exhaustion of the administrative procedures, the measure is being argued by the Company before the courts. In said context, on November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Alto Paraná S.A. to continue to enjoy an exemption from paying the exportation duties, provided that it guarantee said duties by taking out warranty insurance. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. Notwithstanding this ruling, the issuance of the ruling on the substantial issues of the matter is still pending. The Company maintains an assignment of funds equivalent to ThU.S.$20,762 in connection to the aforementioned export duties, which is shown under not current provisions.

The export duties paid by the Company while the benefit was suspended were allocated to the results of each financial year. As of this date, the Company has submitted a claim against the National Government demanding the return of ThU.S.$6,555, plus interest accrued as from the serving of process of said claim, amount which corresponds to the Export Duties paid between March of 2005 and March of 2007 as a result of the benefit’s suspension.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish guarantees to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. APSA then proceeded to establish the required guarantees, which - as of the date of these financial statements - amount to $136,406,620 (equivalent to ThU.S.$16,181 at September 30, 2014).

APSA believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

3. On November 28, 2008, Alto Paraná S.A. was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16th Secretariat.

On October 2, 2014, a judgment was issued declaring the case extinguished by prescription, therefore the case has been finished.

4. On December 6, 2013, Alto Paraná S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

On March 6, 2014, the BCRA notified APSA that it had received the APSA’s response and was opening the case for the presentation of evidence. On June 18, 2014 the BCRA notified the company of the closure of the trial period. On June 26, 2014 APSA presented its answer.

As of the date of issuance of these financial statements, in the opinion of the Company´s legal advisors, the likelihood in obtaining a favorable outcome (that is to say, no fines imposed) is high, given the solid defense arguments raised by APSA and the judicial background related to infractions of a similar nature.

Arauco do Brasil S.A.

On November 8, 2012, Brazilian Tax Authorities issued an Infraction Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for alleged unpaid taxes purportedly due by such company for the years 2006 to 2010. In particular, the Tax Authorities (i) objected to the deductibility of certain payments made and expenses incurred (including premium amortization, interest and legal expenses) by Arauco do Brasil between 2005 and 2010 and (ii) alleged that Arauco do Brasil made certain underpayments in respect of the Brazilian Corporate Income Tax (“IRPJ”) and the Brazilian Social Contribution on Net Profits (“CSL”) during 2010.

On December 11, 2012, Arauco do Brasil filed an objection to cancel the Infraction Notice before the Judgment Office of the Brazilian Revenue Service, first administrative level. As of the date of this annual report, judgment in respect of this objection remains pending. The Company believes that its objection to the Infraction Notice is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest and penalties as of the payment date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Forestal Arauco S.A. (ex Forestal Celco S.A.)

1. On April 14, 2009, Forestal Celco S.A., now Forestal Arauco S.A., was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda, on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed dilatory exceptions, which pointed to some defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The Court of Appeals confirmed the Civil Court’s ruling. The plaintiff filed cassation appeals before the Supreme Court, and their decision is still pending. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7610-2012. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. On March 19, 2014, a settlement was achieved between the plaintiff and the defendant, Forestal Celco S.A., terminating the trial only with regards to these two parties, maintaining the proceedings against Cooperativa Eléctrica Chillán. On May 7, 2014, the Supreme Court decided to cancel the Court of Appeals’ decision and instead ordered the remaining defendant, Cooperativa Eléctrica de Chillán Ltda, to pay plaintiff $1,289,362,828 plus readjustments and interests as indicated by the judgment, a figure which must be discounted by the amounts already paid by Forest Celco S.A. Final Ruling.

2. On January 26, 2011, Forestal Celco S.A., now Forestal Arauco S.A., was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A. The case was filed as Case N°4.860-2010 in the Second Civil Court of Chillán.

On January 10, 2012, the court ruled first instance verdict condemning both defendants to pay the plaintiff jointly the sum of $288,479,831. Both defendants contested the ruling. On June 4, 2013, the Court of Appeals of Chillán revoked the sentence, deciding to reject the claim in all its parts. On June 21, 2013, the plaintiff submitted a Casation Appeal for annulment, based in the inobservance to both procedural and legal provisions. Currently, the declaration of admissibility for these proceedings is pending before the Supreme Court. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on July 10, 2013, under case file No. 4,553-2013. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. On March 19 of 2014, a settlement was achieved between the plaintiff and the defendant, Forestal Celco S.A., terminating the trial only with regards to these two parties, maintaining the proceedings against Cooperativa Eléctrica Chillán Limitada. On May 7, 2014, the Supreme Court decided to cancel the Court of Appeals’ decision and instead ordered the remaining defendant, Cooperativa Eléctrica de Chillán Ltda, to pay plaintiff $205,148,111 plus readjustments and interests as indicates the judgment, figure which must be discounted the already paid by Forest Celco S.A. Final Ruling.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

3. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A., now Forestal Arauco S.A., submitted a claim against Forestal Constitución Ltda. and Ms Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “Lierencillo” which they call “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return such estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim.

On March 17, 2014, the Court of Appeals of Talca, revoked the first instance sentence upholding the counterclaim for vindication, declaring that the counterclaimants are the sole owners of the Macaco real property, of 61.32 hectares. On April 3 of 2014, Forestal Celco S.A. contested the ruling through the submittal of cassation appeals both in consideration to substantial and procedural matters. Currently, the trial is awaiting a decision by the Supreme Court with regards to the admissibility of the submitted appeals. On July 2, 2014, the Supreme Court issued a ruling agreeing to discuss the case in a hearing. (Supreme Court Case File No. 10.840-2014) Pending.

4. On September 11, 2012, Forestal Celco S.A., now Forestal Arauco S.A., was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28, 1994, regarding the property called “Loma Angosta”, which occupies an area of 281.89 hectares. As part of the claim, Forestal Celco S.A. was also sued for damages. The lawsuit was filed by Mr Julián Eduardo Rivas Alarcón, on behalf of Mrs Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012.

On August 13, 2013, Forestal Celco S.A. answered the claim, requesting that it be rejected. On June 17, 2014, a term to submit the rejoinder was granted.

On July 3, 2014, Forestal Arauco S.A. submitted a new motion to declare the abandonment of proceedings. The motion is currently pending decision.

5. On January 4, 2013, Forestal Celco S.A. now Forestal Arauco, was served with a civil claim by Sociedad de Transportes Juan y Joel Cea Cares y Compañía Limitada which seeks to terminate the document known as “General Framework Agreement” including damages allegedly brought by Forestal Celco S.A.

The case is in a probationary state. Pending. The case was filed as Case N°180-2012 in the Civil Court of Constitución.

6. On December 21, 2013, Forestal Celco S.A., now Forestal Arauco, was served upon an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Domínguez, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Machuca Gajardo and Brian Esteban Machuca Gajardo, in case docket No. C-7008-2013, before the First Civil Court of Chillán. The plaintiffs demand compensation for the physical and moral damages arising from the fall of a 20 meter tall tree, which allegedly fell on property of the defendant, on their vehicle when they were travelling through Route 160 towards Laraquete in the Eighth Region. This event occurred on January 3, 2010. Currently the proceedings are in the evidence gathering stage.

7. On September 4, 2013, Forestal Arauco S.A., was notified of a civil damages claim for alleged non-compliance with contractual obligations, filed by Mr. José René Campos Castillo, Ms. Guadalupe del Carmen Gallardo Rivas, Mr. Iván Patricio Campos Gallardo, Ms. Elizabeth del Carmen Campos Gallardo, Mr. Remigio Pedreros Catril, Ms. Rosa Eudolia García Díaz, Mr. Edgardo Remigios Pedreros García, Ms. Marianela Judelina Pedreros García, Mr. Jorge Antonio Petit-Laurent Pries, Ms. Ida Haydeé Sáez Arriagada, Mr. Jaime Antonio Petit-Laurent Sáez and Mr. Víctor Mauricio Petit-Lauren Sáez against Empresa de Transportes y Servicios Forestales Trayenko Ltda. and Forestal Arauco S.A. The claim sought for the defendant companies to be held jointly and severally liable or jointly liable in equal proportions, or in the proportion established by the Court, or in lieu thereof, to hold only the latter company liable for the payment of non-monetary damages suffered by the relatives identified in the claim. Based on the claim, a mechanical failure, among other reasons, resulted in the death of Mr. Víctor Campos Gallardo, Mr. Danilo Pedreros García and Mr. Emilio Joaquín Petit-Laurent Sáez (the driver and occupants of a truck that overturned) due to a traffic accident that occurred on September 10, 2009, in the Curaquilla Intersection, borough of Arauco.

The claim was filed before the Civil Court of Arauco (Case File No. C-371-2013).

Currently the proceedings are at the stage in which the parties shall be summoned to a settlement hearing. Pending.

8. On October 26, 2012, Forestal Valdivia S.A., now Forestal Arauco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal Valdivia S.A. On March 13 of 2014, the Court issued a first instance ruling rejecting the claim. On March 31 of 2014 the plaintiff appealed the first instance ruling through the submittal of a cassation appeal with regards to procedural aspects to the Court of Appeals of Temuco. Currently the case is being processed by the Court of Appeals of Temuco, File No. 295-2014, and in May 6, 2014, the Court issued the ruling to prepare the case for the hearing.

9. On November 17, 2003, Bosques Arauco S.A., now Forestal Arauco S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, who requested the restitution of certain real estate property profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which are allegedly occupied by Bosques Arauco S.A. in blatant disregard of her property interest. On June 6, 2008, the first decision was issued, rejecting the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, ruling in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the ruling’s execution phase.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant, in addition to compensation for the alleged moral harm personally experienced by her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the grounds that the alleged harm and suffering was not part of the judicial proceedings and that therefore was not part of the final judgment. This application has not yet been resolved by the court.

On July 10, 2013 Bosques Arauco S.A. appropriated the amount sued for in property damages and on July 15, 2013, the Court recorded that appropriation.

10. In 1999, Bosques Arauco S.A., now Forestal Arauco S.A., was notified of a property recovery claim filed by Ms. Silvia Aurora Escalona Fernández, Mr. Nazario Israel Escalona Fernández and Mr. Carlos Alfonso Escalona Fernández, who demanded the restitution of a portion of land equal to 426.93 hectares located within a larger rural property named Cerro Alto y Las Ánimas, located in the borough of Los Álamos, with a total surface of 505.27 hectares. The claimants have reserved their right to discuss damages for deterioration and products for a later stage in the trial. The claim ultimately requested the court to declare that the claimants are the exclusive and lawful owners of the land named Cerro Alto y Las Ánimas in its entire surface, and, in lieu thereof, in the area determined by the court. The claim was filed before the Civil Court of Lebu, under Case File Number C-16,073-1999. On April 29, 2013, the Court issued its decision wholly dismissing the claim. On June 21, 2013, the claimant appealed the judgment by way of an ordinary appeal and a cassation appeal on formal grounds. (Court of Appeals of Concepción. Court Case File No. 1.229-2013).

On August 18, 2014, the Court of Appeals rejected the remedies and cassation appeal submitted by the plaintiff. The applicant did not challenge the ruling of the Court of Appeals, and consequently the judgment that completely rejected the lawsuit, is firm and enforceable. Case finished.

11. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On November 21, 2013, the claim was answered. The case is in a probationary state. Pending.

12. On December 21, 2013, Forestal Arauco S.A. was served with an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Ortéga, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo, and Brian Esteban Machuca Gajardo, before the First Civil Court of Arauco (Case Docket No. C-500-2013). The plaintiffs demand physical and moral damages arising from the fall of a 20 meter-high tree, which allegedly fell on the defendants’ vehicle when they were travelling through Route 160 towards Larquete in the Eighth Region, which took place on January 3,

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

2010. Currently the defendant submitted its dilatory defenses, which were upheld, therefore, the plaintiff shall correct the defects present in its claim. Currently the case is without movement for more than six months and filed.

13. On March 25, 2014, Forestal Arauco S.A was notified of a civil claim for compensation of damages in connection to an alleged tort liability, submitted by Mr. Mauricio Chacón Gómez on behalf of Mrs Edita del Carmen Cisterna Fernández, Mr. José Luis Salas Ciestera and Mr. Sergio Hernán Vasquez Muños, in proceedings under File No. C-38-2014 of the Civil Court of Arauco. The plaintiffs request a compensation for the alleged material and moral damages they experienced as a result of the fire that took place on December 21, 2013, in the El Piure, Llico, Rumena and Lavapié sectors of the borough of Arauco, which would have allegedly been originated in the Quinguen estate owned by Forestal Arauco S.A., in the moment in which the company’s staff was performing duties within said estate. On April 14, 2014, the defendant opposed its dilatory defenses. Currently that decisions with regards to the submitted defenses is pending, without the defendant issuing any comments or rebuttal in connection to same, with the expiration of the legal term to do. On June 27, 2014, the Court accepted the opposing dilatory exceptions. The applicant did not challenge the resolution, which should correct the defects in demand.

Aserraderos Arauco S.A.

On January 30, 2014, Aserraderos Arauco S.A. was served with a damages claim based on alleged tort liability on grounds of shared or combined negligence, lodged by Messrs. Marilyn Jane Medina Fuentes, Griselott Yazmin Villegas Medina, José Manuel Villegas Medina and Yerman Leandro Villegas Medina, surviving spouse and sons, respectively, of the late subcontracted worker Mr. Roberto Villegas Medina, employe of the subcontractor Company Recursos Humanos Sergall Ltda., who passed away on his way to the hospital of Curanilahue as a consequence of an accident that had occurred at the Station located at the Horcones complex (borough of Arauco) in the early morning on February 27, 2010, day of the earthquake that struck the central-southern area of Chile. The lawsuit was brought against Productora de Maderas Paranal Ltda. and Aserraderos Arauco S.A., and seeks the compensation of physical or pecuniary damages (loss of profits), as well as of moral (non-punitive) damages. As a result, in the event that the lawsuit is dismissed, the same is brought against the Asociación Chilena de Seguridad (ACHS). (File C-506-2013 of the Civil Court of Arauco). Currently the proceedings are awaiting a decision with regards to the dilatory defenses submitted by Recursos Humanos Segal Ltda. and the decision of a nullity incident submitted by Asociación Chilena de Seguridad, also awaiting the acknowledgement of the submission of the dilatory exceptions submitted by Asseraderos Arauco S.A. The defendant Aserraderos Arauco S.A. submitted its procedural defenses. The Court transmitted the procedural defenses to the plaintiff. The defendant Asociación Chilena de Seguridad submitted a motion to annul based on the failure to properly notify the claim. Proceedings are suspended until a ruling is issued regarding the motion to annul, after which a decision must be issued regarding the procedural defenses. Pending (Case File No. C-506-2013 of the First Instance and Guarantee Court of Arauco).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Inversiones Arauco Internacional Ltda.

1. On May 5, 2011, the Chilean Internal Revenue Service (“Chilean IRS”) issued liquidations N° 7 and 8 to Inversiones Arauco Internacional Ltda., objecting the reasonableness and necessity that a compensation payment made by the Company under the framework of partnership and participation in Forestal Cono Sur S.A. of Uruguay, is regarded as a deductible expense.

On May 4, 2012, the Company presented a claim to the Tax Court against liquidations No. 7 and 8. The Inspector issued a report. The Company submitted observations to the report of the Inspector. On April 30, 2014, an order to produce evidence was reported. On May 7, 2014, the Company filed an administrative appeal against the order to produce evidence. Pending resolution.

Celulosa y Energía Punta Pereira S.A. (joint arrangement)

In May of 2014, Celulosa y Energía Punta Pereira (CEPP), a company belonging to the Montes del Plata Group - a joint arrangement between Arauco and Stora Enso - was notified of the commencement of a series of arbitral proceedings against it, all lodged before the International Chamber of Commerce (ICC) by Andritz Pulp Technologies Punta Pereira S.A., a subsidiary of Andritz AG, claiming a total of approximately € 200 million.

These arbitration proceedings are related to the contracts for the delivery, construction, installation, commissioning and completion - by Andritz - of the main components of the Project for the Montes del Plata Cellulose Plant, located in Punta Pereira, Uruguay.

CEPP has powerful arguments for requesting the dismissal of the aforementioned claims and, in turn, has filed a counterclaim against Andritz based on the latter’s breach of its contractual obligations, requesting a sum of approximately US$110 million (approximately € 60 million).

These arbitral proceedings are currently in the stage of arranging the terms of reference which will govern the arbitration.

As of the date of issuance of these financial statements, it is the opinion of Montes del Plata’s legal counsel that the probabilities of CEPP needing to make expenditures as a result of this arbitration are low.

Consequently, neither CEPP, nor Arauco, have made any provisions of funds on account of these proceedings.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Provisions recorded as of September 30, 2014 and December 31, 2013 are as follow:

Classes of Provisions	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Provisions, Current	7,245	9,696
Provisions for litigations	6,496	9,696
Other provisions	749	—
Provisions, non-Current	61,976	24,167
Provisions for litigations	16,000	8,710
Other provisions	45,976	15,457

Total Provisions	69,221	33,863

	09-30-2014
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	18,406	15,457	33,863
Changes in provisions
Increase in existing provisions	8,870	11,066	19,936
Used provisions	(2,237)	—	(2,237)
Increase (decrease) in foreign currency exchange	(2,077)	(1,347)	(3,424)
Other Increases (Decreases)	(466)	21,549	21,083
Total Changes	4,090	31,268	35,358
Closing balance	22,496	46,725	69,221

(*)	The increase in legal claims include MU.S.$ 3.3 corresponding to 50% of provision for trial SACEEM Zona Franca SA, supplier in the construction of the pulp mill in Uruguay (joint agreement).
(**)	In another increase in Other provisions There is ThU.S.$ 21,549 of provision of export duties.

	12-31-2013
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,846	8,614	22,460
Changes in provisions
Increase in existing provisions	12,903	8,575	21,478
Used provisions	(5,183)	—	(5,183)
Increase (decrease) in foreign currency exchange	(3,009)	(1,732)	(4,741)
Other Increases (Decreases)	(151)	—	(151)
Total Changes	4,560	6,843	11,403
Closing balance	18,406	15,457	33,863

Provisions for litigations are for labor and tax claims whose payment period is uncertain. Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Classes of Intangible Assets, Net	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Intangible assets, net	96,476	99,651
Computer software	19,254	17,004
Water rigths	5,442	5,422
Customer	65,123	70,054
Other identifiable intangible assets	6,657	7,171

Classes of intangible Assets, Gross	136,627	135,790
Computer software	47,789	43,197
Water rigths	5,442	5,422
Customer	75,263	78,800
Other identifiable intangible assets	8,133	8,371

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(40,151)	(36,139)
Accumulated amortization and impairment, intangible assets	(40,151)	(36,139)
Computer software	(28,535)	(26,193)
Customer	(10,140)	(8,746)
Other identifiable intangible assets	(1,476)	(1,200)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	09-30-2014
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	17,004	5,422	70,054	7,171	99,651
Changes
Additions	9,157	—	—	130	9,287
Amortization	(4,892)	—	(3,792)	(555)	(9,239)
Increase (decrease) in foreign currency conversion	(2,015)	20	(1,139)	(89)	(3,223)
Changes Total	2,250	20	(4,931)	(514)	(3,175)
Closing Balance	19,254	5,442	65,123	6,657	96,476

	12-31-2013
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	14,467	5,114	77,454	8,199	105,234
Changes
Additions	5,870	19	—	—	5,889
Disposals	(335)	—	—	(4)	(339)
Amortization	(3,917)	—	(5,158)	(761)	(9,836)
Increase (decrease) in foreign currency conversion	912	—	(2,242)	(259)	(1,589)
Others Increases (Decreases)	7	289	—	(4)	292
Changes Total	2,537	308	(7,400)	(1,028)	(5,583)
Closing Balance	17,004	5,422	70,054	7,171	99,651

		Minimun life	Maximum life
Computer Software	Years	3	16
Customer	Years	15	15
Trademark	Years	7	7

The amortization of customer base and computer software is presented in the Consolidated Statements of Income line item Administrative Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.6 million hectares, out of which 998 million hectares are used for forestry planting, 396 thousand hectares are native forest, 185 thousand hectares are used for other purposes and 68 thousand hectares not yet planted.

As of September 30, 2014, the production volume of logs totaled 14.8 million cubic meters (15.2 million cubic meters as of September 30, 2013).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes own information of Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net decrease total volume, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the fair value of the plantations are recognized in profit or loss in the line item Other income within the consolidated statement of income. Changes in fair value of biological assets were ThU.S.$200,478 at September 30, 2014 (ThU.S.$202,604 at September 30, 2013). As a result of measuring biological assets at its fair value a higher cost of sales of ThU.S.$164,670 at September 30, 2014 (ThU.S.$169,656 at September 30, 2013).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(122,498)
	-0,5	121,800

Margins (%)	10	440,142
	-10	(400,142)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the consolidated statement of income under line items “other income” and “other expenses”, as appropriate.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with Company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in association with Stora Enso, which are recognized in the consolidated financial statements under the equity method of accounting. From 2013, in accordance with IFRS11, Arauco recognizes the assets, liabilities; income and expenses relating to their ownership percentage (see Note 16).

Detail of Biological Assets Pledged as Security

As of September 30, 2014, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Current	300,820	256,957
Non-current	3,576,232	3,635,246
Total	3,877,052	3,892,203

Reconciliation of carrying amount of biological assets

Movement	09-30-2014 ThU.S.$
Opening Balance	3,892,203
Changes in Biological Assets
Additions	89,508
Decreases due to Sales	(1,331)
Decreases due to Harvest	(248,218)
Gain (losses) arising from changes in fair value less costs to sale	200,478
Increases (decreases) in Foreign Currency Translation	(17,118)
Loss of forest due to fires	(33,328)
Other Increases (decreases)	(5,142)
Total Changes	(15,151)
Closing Balance	3,877,052

Movement	12-31-2013 ThU.S.$
Opening Balance	3,873,070
Changes in Biological Assets
Additions	161,459
Decreases due to Sales	(10,688)
Decreases due to Harvest	(342,227)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale Held For Sale	269,671
Increases (decreases) in Foreign Currency Translation	(49,405)
Loss of forest due to fires	(7,904)
Other Increases (decreases)	(1,773)
Total Changes	19,133
Closing Balance	3,892,203

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to the environment

At September 30, 2014 and December 31, 2013, Arauco has made and / or has committed the following disbursements by major environmental projects:

09-30-2014		Disbursements undertaken 2014				Committed Disbursements
		State of project	Amount ThU.S.$	Asset / Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Company	Name of project
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,685	Assets	Property, plant and equipment	4,088	2014
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,159	Expense	Administration expenses	5,987	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	5,226	Assets	Property, plant and equipment	588	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	8,144	Assets	Property, plant and equipment	14,266	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,208	Assets	Property, plant and equipment	4,575	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	29,007	Expense	Operating cost	1,719	2014
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	64	Assets	Property, plant and equipment	14,200	2015
Alto Parana S.A.	Construction emisario	In process	13	Assets	Property, plant and equipment	718	2014
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	553	Assets	Property, plant and equipment	4,883	2014
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,572	Assets	Property, plant and equipment	8,746	2014
Paneles Arauco S.A.	Environmental improvement studies	In process	570	Assets	Property, plant and equipment	1,923	2014
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,069	Expense	Operating cost	356	2014
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	331	Expense	Administration expenses	83	2014
Paneles Arauco S.A.	Environmental improvement studies	In process	73	Expense	Administration expenses	316	2014
Forestal Celco S.A.	Environmental improvement studies	In process	697	Expense	Administration expenses	344	2014
Aserraderos Arauco S,A	Environmental improvement studies	In process	578	Assets	Property, plant and equipment	316	2014
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	925	Assets	Property, plant and equipment	1,200	2014
Celulosa y energía Punta Pereira S.A.	Environmental improvement studies	In process	20	Assets	Property, plant and equipment	140	2014
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	125	Assets	Property, plant and equipment	40	2014
Forestal los Lagos S,A	Environmental improvement studies	In process	170	Expense	Operating cost	70	2014
		TOTAL	59,189			64,558

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

12-31-2013		Disbursements undertaken 2013				Committed Disbursements
		State of project	Amount ThU.S.$	Asset / Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Company	Name of project
Arauco Do Brasil S.A.	Environmental improvement studies	In process	243	Assets	Property, plant and equipment	925	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,524	Assets	Property, plant and equipment	7,620	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,293	Assets	Property, plant and equipment	2,024	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,945	Assets	Property, plant and equipment	33	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	21,838	Expense	Operating cost	0	0
Alto Parana S.A.	Construction emisario	In process	8	Assets	Property, plant and equipment	758	2014
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	213	Assets	Property, plant and equipment	1,723	2014
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,326	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	69	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	218	Expense	Administration expenses	153	2014
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,480	Expense	Operating cost	108	2014
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	317	Expense	Administration expenses	15	2014
Forestal Celco S.A.	Environmental improvement studies	In process	855	Expense	Administration expenses	793	2014
Aserraderos Arauco S.A	Environmental improvement studies	In process	196	Assets	Property, plant and equipment	5,330	2014
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	925	Assets	Property, plant and equipment	1,200	2014
Forestal los Lagos S.A	Environmental improvement studies	In process	217	Expense	Operating cost	209	2014

		TOTAL	39,667			20,891

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

As a result of decreases in demand for sawn timber products due to the economic downturn in years 2008 and 2009, Arauco’s Management decided in December of 2010 to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Property, plant and equipment related to these facilities were classified held for sale. As of September 30, 2014, Arauco has made sales of these units and remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected as the Company is seeking for more favorable offers.

The following table sets forth information on the main types of non-current assets held for sale:

	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Land	2,976	4,244
Buildings	3,798	3,934
Property, plant and equipment	3,058	2,236
Total	9,832	10,414

As of September 30, 2014 the effect on income related to the sale of held assets for sale is a loss of ThU.S.$ 730.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

Classification

The following table sets forth the fair value of financial assets and financial liabilities as compared with the carrying amount as of September 30, 2014 and December 31, 2013.

Financial Instruments	September 2014		December 2013
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets Current and non Current

Fair value through profit or loss (held for trading)	63,871	63,871	160,182	160,182
Interest Rate Swaps	—	—	—	—
Forward	—	—	696	696
Mutual funds (2)	52,114	52,114	111,435	111,435
Hedging instruments	11,757	11,757	48,052	48,052
Forward foreign exchange	—	—	41	41
Interest Rate Swaps	—	—	1,962	1,962
Swap foreign exchange	11,757	11,757	46,049	46,049
Loans and Accounts Receivables	1,849,097	1,849,097	1,316,427	1,316,427
Cash and cash equivalents	920,094	920,094	555,777	555,777
Cash	234,516	234,516	155,538	155,538
Time deposits	685,578	685,578	391,588	391,588
Agreements	—	—	8,651	8,651
Accounts Receivables (net)	780,227	780,227	752,407	752,407
Trades and other receivables	630,538	630,538	578,946	578,946
Lease receivable	313	313	1,099	1,099
Other receivables	149,376	149,376	172,362	172,362
Accounts receivable from related parties	148,776	148,776	8,243	8,243
Other Financial Assets	3,989	3,989	3,119	3,119

Financial Liabilities, Total	5,931,692	6,316,612	5,696,343	5,975,222
Financial Liabilities at amortized cost (3)	5,834,751	6,219,671	5,672,240	5,951,119
Bonds issued denominated in U.S. dollars	2,667,537	2,860,456	2,184,294	2,309,763
Bonds issued denominated in U.F. (4)	977,522	1,035,060	854,297	883,237
Banck Loans in Dollars	1,324,385	1,455,396	1,784,339	1,759,019
Banck Loans in others currencies	92,848	96,300	109,715	259,505
Financial Leasing	88,322	88,322	89,440	89,440
Government Loans	4,002	4,002	4,408	4,408
Trades and other payables	666,281	666,281	631,341	631,341

Accounts payable to related parties	13,854	13,854	14,406	14,406
Financial liabilities at fair value through profit or loss	96,941	96,941	24,103	24,103
Interest Rate Swaps	520	520	—	—
Hedging instruments	96,421	96,421	24,103	24,103
Swap	95,611	95,611	23,996	23,996
Forward	810	810	107	107

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Valuation techniques and assumptions applied for the purpose of measuring fair value

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents, and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for impairment losses.

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is estimated through the use of discounted cash flows that are calculated using market variables that are observable at the date of the financial statements.

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions and are traded on an active liquid market.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of September 30, 2014, and December 31, 2013.

	September 2014 ThU.S.$	December 2013 ThU.S.$
Bank borrowings - current portion	125,020	70,431
Bonds issued - current portion	424,336	152,922
Total	549,356	223,353

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	September 2014 ThU.S.$	December 2013 ThU.S.$
Financial debt, current	796,115	893,497
Financial debt, non-current	4,358,501	4,132,996
Other debt guaranteed by Arauco	—
Total	5,154,616	5,026,493
Cash and cash equivalent	(972,208)	(667,212)
Net financial debt	4,182,408	4,359,281
Non-controlling interests	50,860	52,242
Equity attributable to owners of parent	6,822,773	6,992,298
Total equity	6,873,633	7,044,540

Debt to equity ratio	0.61	0.62

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of as of September 30, 2014 and December 31 2013:

	September 2014
Thousands of dollars	Current	Non Current	Total
Bonds obligations	424,336	3,220,723	3,645,059
Bank borrowings	338,352	1,078,881	1,417,233
Financial Leasing	29,436	58,886	88,322
Government Loans	3,991	11	4,002
Swap and Forward	1,330	95,611	96,941

Other Financial Liabilities	797,445	4,454,112	5,251,557

Trades and Other Payables	666,281	—	666,281
Related party payables	13,854	—	13,854

Accounts Payable, Total	680,135	—	680,135

Financial Liabilities, Total	1,477,580	4,454,112	5,931,692

	December 2013
Thousands of dollars	Current	Non Current	Total
Bonds obligations	152,922	2,885,669	3,038,591
Bank borrowings	713,292	1,180,762	1,894,054
Financial Leasing	26,949	62,491	89,440
Government Loans	334	4,074	4,408
Swap and Forward	107	23,996	24,103

Other Financial Liabilities	893,604	4,156,992	5,050,596

Trades and Other Payables	630,980	361	631,341
Related party payables	14,406	—	14,406

Accounts Payable, Total	645,386	361	645,747

Financial Liabilities, Total	1,538,990	4,157,353	5,696,343

Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measured at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized in profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet Arauco’s obligations.

The following table details Arauco’s financial assets measured at fair value through profit or loss:

	September 2014 ThU.S.$	December 2013 ThU.S.$	Period Variation
Fair value through profit or loss (held for trading)	52,114	112,131	-54%
Forward	—	696	-100%
Mutual Funds	52,114	111,435	-53%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Mutual Funds:

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy. At the date of these financial statements the Company has decreased its position in these instruments compared to December 2013 by 54%.

The following table sets forth the risk classification of mutual funds as of September 30, 2014 and December 31, 2013:

	September 2014 Th.U.S.$	December 2013 Th.U.S.$
AAAfm	52,083	109,397
AAfm	31	2,038
Total Mutual Funds	52,114	111,435

Hedging Instruments

As of September 30, 2014, Arauco held certain derivatives designated as hedging instruments for cash flow hedge purposes. Specifically, Arauco has designated cross currency swaps as hedging instruments whose fair value was ThU.S.$11,757 for those in an asset position and ThU.S.$95,611 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other non-current financial assets” and “other non-current financial liabilities”, respectively. Arauco has also designated foreign exchange forwards as hedging instruments whose fair value was ThU.S.$921, which is presented in the consolidated statements of financial position in the line item “other current financial assets”. Changes in fair value during the period have been recognized in other comprehensive income and have been accumulated in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates, mainly due to balances of assets denominated in U.S. Dollars and liabilities denominated in UF (obligations to the public), which causes mismatches that could affect operating results.

Cross currency swap contracts that Arauco owns at September 30, 2014 are detailed in the following table:

Bond	Institution	Amount US$	Amount UF	Rate US$	Rate UF	Start date	End Date	Market Value	Effectiveness
F	Barclays 1	38,378,440	1,000,000	5.86%	4.25%	04/30/2009	10/30/2014	1,780,580	102%
F	Deutsche 1	37,977,065	1,000,000	5.80%	4.25%	10/30/2009	10/30/2014	2,205,182	102%
F	Deutsche 2	37,621,562	1,000,000	5.79%	4.25%	10/30/2009	10/30/2014	2,572,809	102%
F	Barclays 2	38,426,435	1,000,000	5.62%	4.25%	10/30/2009	10/30/2014	1,778,038	102%
F	Deutsche 4	43,618,307	1,000,000	5.29%	4.25%	10/30/2011	10/30/2021	(5,056,253)	102%
F	JP Morgan 2	43,618,307	1,000,000	5.23%	4.25%	10/30/2011	10/30/2021	(4,877,787)	102%
J	Corpbanca	42,864,859	1,000,000	5.20%	3.25%	09/01/2010	09/01/2020	(6,074,090)	100%
J	BBVA 1	42,864,859	1,000,000	5.20%	3.25%	09/01/2010	09/01/2020	(6,074,090)	100%
J	Deutsche 3	42,864,859	1,000,000	5.25%	3.25%	09/01/2010	09/01/2020	(6,191,797)	100%
J	Santander	42,873,112	1,000,000	5.17%	3.25%	09/01/2010	09/01/2020	(6,009,666)	100%
J	BBVA 2	42,864,257	1,000,000	5.09%	3.25%	09/01/2010	09/01/2020	(5,801,431)	100%
E	Corpbanca 2	43,284,746	1,000,000	3.36%	4.00%	10/30/2011	10/30/2014	(461,335)	100%
P	Corpbanca 3	46,474,122	1,000,000	4.39%	3.96%	11/15/2011	11/15/2021	(6,311,116)	100%
P	JP Morgan 3	47,163,640	1,000,000	3.97%	3.96%	11/15/2012	11/15/2021	(5,691,699)	100%
F	Deutsche*	37,977,065	1,000,000	4.69%	4.25%	04/30/2014	04/30/2019	3,420,363	102%
F	BBVA*	38,426,435	1,000,000	5.75%	4.25%	10/30/2014	04/30/2023	(1,730,625)	102%
F	BBVA*	38,378,440	1,000,000	5.61%	4.25%	10/30/2014	04/30/2023	(1,334,617)	102%
F	Santander*	37,977,065	1,000,000	5.59%	4.25%	10/30/2014	04/30/2023	(1,188,553)	102%
F	BCI*	37,621,562	1,000,000	5.54%	4.25%	10/30/2014	04/30/2023	(973,206)	102%
P	BBVA	42,412,852	1,000,000	5.00%	3.96%	11/15/2013	11/15/2023	(2,984,457)	100%
P	SANTANDER	41,752,718	1,000,000	4.93%	3.96%	11/15/2013	11/15/2023	(1,932,973)	100%
P	DEUTSCHE	41,752,718	1,000,000	4.92%	3.96%	11/15/2013	11/15/2023	(1,897,404)	100%
R	SANTANDER	128,611,183	3,000,000	5.17%	3.60%	10/01/2014	04/01/2024	(16,649,790)	100%
R	JP Morgan	43,185,224	1,000,000	4.84%	3.60%	10/01/2014	04/01/2024	(4,718,042)	100%
R	Corpbanca	43,277,070	1,000,000	4.80%	3.60%	10/01/2014	04/01/2024	(4,672,775)	100%
Q	BCI	43,185,224	1,000,000	3.48%	3.00%	10/01/2014	04/01/2021	(2,570,607)	100%
Q	BCI	43,196,695	1,000,000	3.40%	3.00%	10/01/2014	04/01/2021	(2,408,578)	100%

*	CCS Forward Starting

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Hedging Strategy

Considering that Arauco has a high percentage of assets denominated in U.S. Dollars (its functional currency), it is exposed to the risk of exchange rate as it has bonds issued denominated in U.F. (Chilean inflation-indexed, peso-denominated monetary unit). The objective of entering into cross currency swaps is to hedge the variability in cash flows for the U.F. exchange rate, exchanging the cash flows from the bonds issued denominated in U.F., with cash flows in U.S. Dollar at a fixed exchange rate determined at inception of the cross currency swaps.

The table below sets forth summarized information of the fair value of the hedging instruments for exchange rate as of September 30, 2014:

Company	Coverage Type	Risk	Classification	Type	Instrument	Fair value ThU.S.$	Type
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	1,781	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	2,205	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	2,573	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	1,778	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	(5,056)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	(4,878)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(6,074)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(6,074)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(6,192)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(6,010)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(5,801)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - E	(461)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	(6,311)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	(5,692)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F*	3,420	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F*	(1,731)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F*	(1,335)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F*	(1,189)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F*	(973)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	(2,984)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	(1,933)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	(1,897)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - R	(16,650)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - R	(4,718)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - R	(4,673)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - Q	(2,571)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - Q	(2,409)	Cross Currency swap
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Assets	Forward	Forward Colombian Peso	636	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Assets	Forward	Forward Colombian Peso	285	Forward

(*)	These swaps are “forward starting swap”, whose start dates are during 2014 (check date in the description of each contract)

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest rate method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

	September 2014 ThU.S.$	December 2013 ThU.S.$
Loans and Receivables	1,849,097	1,316,427
Cash and cash equivalents	920,094	555,777
Cash	234,516	155,538
Time Deposits	685,578	391,588
Financial instruments under resale agreements	—	8,651
Trade and other receivables	929,003	760,650
Trades and Other receivables	630,851	580,045
Other receivables	149,376	172,362
Accounts receivable from related parties	148,776	8,243

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The following table sets forth the cash and cash equivalents balances classified by currency as of September 30, 2014 and December 31, 2013.

	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$

Cash and Cash Equivalents	972,208	667,212
US Dollar	856,706	534,575
Euro	7,809	4,681
Other currencies	82,283	86,073
Chilean pesos	25,410	41,883

Time Deposits and Repurchase Agreements:

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Provisions are made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

Accounts receivable from related parties: Represent enforceable rights for Arauco generated in the ordinary course of business, in which Arauco owns a non-controlling interest in the ownership of the counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth trade and other current/non-current receivables classified by currencies as of September 30, 2014 and December 31, 2013:

	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Trades and other current receivables	746,259	711,678
US Dollar	502,453	446,386
Euros	38,572	33,072
Other currencies	120,183	113,399
Chilean pesos	84,641	117,827
U.F.	410	994

Accounts receivable from related parties, current	148,776	8,243
US Dollar	—	135
Other currencies	144,086	3,654
Chilean pesos	4,690	4,454

Trade and other non-current receivables	33,968	40,729
US Dollar	30,260	35,743
Chilean pesos	3,690	3,226
U.F.	18	1,760

The following table summarizes Arauco’s categories of financial assets at the end of each reporting period:

	September 2014 ThU.S.$	December 2013 ThU.S.$
Financial Assets	1,912,968	1,475,914
Fair value through profit or loss	63,871	159,487
Mutual Funds	52,114	111,435
Hedging Assets	11,757	48,052
Loans and receivables	1,849,097	1,316,427

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

		September 2014	December 2013	September 2014	December 2013
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		5,834,751	5,672,240	6,219,671	5,951,119
Bonds Issued	U.S. Dollar	2,667,537	2,184,294	2,860,456	2,309,763
Bonds Issued	U.F.	977,522	854,297	1,035,060	883,237
Bank borrowings	U.S. Dollar	1,324,386	1,784,339	1,455,396	1,759,019
Bank borrowings	Other currencies	92,847	109,715	96,300	259,505
Government Loans	U.S. Dollar	4,002	4,408	4,002	4,408
Financial Leasing	Other currencies	84,531	85,019	84,531	85,019
Financial Leasing	Chilean pesos	3,772	4,354	3,772	4,354
Financial Leasing	U.S. Dollar	19	67	19	67
Trades and Other Payables	U.S. Dollar	229,229	229,621	229,229	229,621
Trades and Other Payables	Euro	49,757	7,434	49,757	7,434
Trades and Other Payables	Other currencies	70,647	63,500	70,647	63,500
Trades and Other Payables	Chilean pesos	314,141	328,370	314,141	328,370
Trades and Other Payables	U.F.	2,507	2,416	2,507	2,416
Related party payables	U.S. Dollar	1,889	2,893	1,889	2,893
Related party payables	Chilean pesos	11,965	11,513	11,965	11,513

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of September 30, 2014 and December 31, 2013 are as follows:

	September 2014
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	796,115	4,358,501	5,154,616
Trade and other payables	666,281	—	666,281
Related party payables	13,854	—	13,854
Total Financial Liabilities Measured at Amortized Cost	1,476,250	4,358,501	5,834,751

	December 2013
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	893,497	4,132,996	5,026,493
Trade and other payables	630,980	361	631,341
Related party payables	14,406	—	14,406
Total Financial Liabilities Measured at Amortized Cost	1,538,883	4,133,357	5,672,240

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities Measured at Fair Value

At the closing date, Arauco did not hold rate swap as financial liabilities at fair value through profit or loss.

The table below sets forth Arauco’s categories of financial liabilities at the end of each reporting period:

Financial Liabilities	September 2014 ThU.S.$	December 2013 ThU.S.$
Total Financial Liabilities	5,931,692	5,696,343
Financial liabilities at fair value through profit or loss (held for trading)	520	0
Hedging Liabilities	96,421	24,103
Financial Liabilities Measured at Amortized Cost	5,834,751	5,672,240

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	January - September
	2014 ThU.S.$	2013 ThU.S.$
Opening balance	(21,507)	(46,016)
Fair value gains (losses) arising during the year	(106,972)	7,364
Exchange differences of bonds hedged	87,259	28,517
Finance costs	10,226	5,162
Settlements during the period	6,058	(4,930)
Deffered taxes	2,015	(6,747)
Closing balance	(22,921)	(16,650)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
	Financial Instrument	09-30-2014 ThU.S.$	09-30-2013 ThU.S.$	09-30-2014 ThU.S.$	09-30-2013 ThU.S.$
Assets
Financial assets measure at fair value through profit or loss	Swap	—	961
	Forward	2,618	1,267
	Mutual Funds	1,213	1,669
	Total	3,831	3,897	—	—

Loans and Receivables	Fix terms deposits	7,605	5,740
	Resale agreements	1,313	937
	Trades and Other receivables	—	—	(320)	1,339
	Total	8,918	6,677	(320)	1,339

Hedges Instruments	Cash flow swap	(10,226)	(4,930)
	Total	(10,226)	(4,930)

Liabilities
At amortized cost	Bank loans	(18,445)	(18,286)
	Bond issued obligations	(116,369)	(129,076)
	Total	(134,815)	(147,362)	—	—

Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of September 30, 2014, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	Fair Value	Fair value hierarchy levels
	September
Thousands of dollars	2014	Level 1	Level 2	Level 3
Financial assets measured at fair value
Swap (Asset)	11,757	—	11,757	—
Foreign exchange forwards	—	—	—	—
Mutual Funds	52,114	52,114	—	—
Financial liabilities measured at fair value
Swap (Liabilities)	96,131	—	96,131	—
Forward (Liabilities)	810	—	810	—

To value Level 2 instruments, primarily related to foreign currency swaps, the present value of the future cash flows calculated, in this case being the future cash of UF and U.S. Dollars. To discount the future cash flows, the zero coupon discount rate for UF and U.S. is utilized. In each case, price quotes from Bloomberg are used.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	09/30/2014 Th.U.S.$	12/31/2013 Th.U.S.$	Coverage Ratio equal to or greater than 2.0 times	Debt to equity ratio(1) <= 1,2
Domestic bonds	977,522	854,297	N/R	✓
Bilateral BBVA Bank Loan	45,002	75,186	✓	✓
Others credits	927,127	1,176,869	No reservations are required
Foreing bonds	2,667,537	2,184,294
Commited line	—	—	✓	✓
Flakeboard credit with Arauco warranty	150,206	149,286	✓	✓
Syndicate Loan	298,900	297,723	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)
(2)	Debt to total assets ratio (financial debt divided by total assets)

As of September 30, 2014 and December 31, 2013, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of September 30, 2014, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA -	—	AA -
Foreign bonds	BBB -	BBB	Baa3	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of September 30, 2014 and December 31, 2013 is as follows:

Thousands of dollars	09-30-2014	12-31-2013
Equity	6,873,633	7,044,540
Bank borrowings	1,421,235	1,898,462
Financial leasing	88,322	89,440
Bonds issued	3,645,059	3,038,591

Capital	12,028,249	12,071,033

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., and Alto Paraná S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd.,

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Flakeboard America Ltd. and Alto Paraná S.A. (and subsidiaries). Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). Until November 30, 2012, Arauco do Brasil (and subsidiaries) insured its domestic credit sales with Euler Hermes Insurance Company. Beginning on December 1, 2012, all insurance policies for credit sales in the Arauco Group were insured with the Continental Credit Insurance Company. The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco gives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation. The procedure to issue a guarantee is established in the Arauco’s Guarantee Policy, which has the purpose of controlling the accounting, maturity and valuation of such guarantees.

As of September 2014, the total amount of guarantees given was US$149 million which is summarized in the following table. The procedure of guarantees is regulated by the Politics of Arauco’s Guarantees which aims to control the accounting, the maturity and the valuation of these.

Guarantees Arauco Group
Guarantees Debtors	117,899,940	79%
Certificate of deposits	6,924,349	6%
Standby	24,572,000	21%
Promissory notes	62,853,142	53%
Finance	9,909,518	8%
Mortgage	6,403,087	5%
Pledge	1,837,844	2%
Promissory notes	5,400,000	5%
Guarantees Creditors	31,437,292	21%
Certificate of deposits	23,228,431	74%
Standby	1,044,883	3%
Promissory notes	2,621,351	8%
Mortgage	3,400,955	11%
Pledge	749,575	2%
Term deposit	358,118	1%
Deposit	33,979	0.11%

Total Guarantees	149,337,232	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of September 30, 2014, Arauco’s consolidated revenues from sales were ThU.S.$3,930,051 of which 63.15% correspond to credit sales, 27.53% to sales with letters of credit, and 9.32% to other classes of sales.

As of September 30, 2014, of the trade receivables balance of ThU.S.$639,208 that had agreed term of sales, 67.46% corresponded to credit sales, 29.73% to sales with letters of credit and 2.81% to other classes of sales, distributed among 2,138 customers. The customer with the largest open account outstanding did not exceed 3.85% of total.

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The receivables covered by credit insurance and collateral were 98.2%. Therefore, Arauco’s credit risk exposure of its portfolio is 1.8%.

Secured Open Account Receivables
	Th.U.S	%
Total open account receivables	431,227	100.0
Secured receivables	423,465	98.2
Unsecured receivables	7,762	1.8

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

	September 2014 Th.U.S.$	December 2013 Th.U.S.$
Current Receivables

Trades receivables	630,489	577,868
Financial lease receivables	293	969
Other Debtors	115,477	132,841
Net subtotal	746,259	711,678

Trades receivables	639,208	586,506
Financial lease receivables	370	969
Other Debtors	122,840	140,042
Gross subtotal	762,418	727,517

Provision for doubtful trade receivables	8,719	8,638
Provision for doubtful lease receivables	77	—
Provision for doubtful other debtors	7,363	7,201
Subtotal Bad Debt	16,159	15,839

Non Current Receivables

Trades receivables	49	1,078
Financial lease receivables	20	130
Other Debtors	33,899	39,521
Net Subtotal	33,968	40,729

Trades receivables	49	1,078
Financial lease receivables	20	130
Other Debtors	33,900	39,521
Gross subtotal	33,969	40,729

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	1	—
Subtotal Bad Debt	1	—

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of September 30, 2014 and December 31, 2013:

	09-30-2014	12-31-2013
	Th.U.S.$	Th.U.S.$
Opening balance	8,637	12,972
Impairment losses recognized on receivables	415	102
Increase (decrease) of foreign exchange translation	—	0
Reversal of impairment losses	(333)	(4,436)
Closing balance	8,719	8,638

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly to Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain domestic and international credit ratings made by the principal credit rating agencies, and of their financial position over the past five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation of the letter of credit is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

Of total trade receivables as of September 30, 2014, 93.86% are current (i.e. non-past due), 1.83% are between 1 and 30 days past due, 0.57% are between 30 and 60 days past due, 0.22% are between 61 and 90 days past due, 0.09% are between 91 and 120 days past due, 0.04% are between 121 and 150 days past due, 0.02% are between 151 and 180 days past due, 0.01% are between 180 and 210 days past due, 0.03% are between 211 and 250 days past due, and 3.34% are more than 250 days past due.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2014

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

MU.S.$	599,946	11,716	3,621	1,411	567	248	106	82	165	21,346	639,208
%	93.86%	1.83%	0.57%	0.22%	0.09%	0.04%	0.02%	0.01%	0.03%	3.33%	100.00%

Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

MU.S.$	78	2	-431	-1	-12	-3	8	-51	5	-8,314	-8,719
%	0.14%	0.03%	0.00%	-0.12%	0.60%	-0.03%	0.01%	-0.06%	0.02%	99.41%	100.00%

December 31, 2013

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

MU.S.$	513,393	63,458	630	1,278	392	0	257	0	90	7,008	586,506
%	87.53%	10.82%	0.11%	0.22%	0.07%	0.00%	0.04%	0.00%	0.02%	1.19%	100.00%

Financial deterioration in sections
Días	Al día	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

MU.S.$	5	0	-9	8	1	15	-55	211	-34	-8,780	-8,638
%	-0.06%	0.00%	0.11%	-0.09%	-0.0074%	-0.17%	0.64%	-2.44%	0.39%	101.63%	100.00%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of MU.S.$7.58 over the last five years which represents 0.38% of total revenues from sales during that five-year period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales
	2014	2013	2012	2011	2010	Last 5 years
Percentage of impairment losses	-0.002%	0.009%	0.01%	0.15%	0.01%	0.038%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the year 2014 was ThU.S.$767, which represents 45.71% of the total provisioned assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management.

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates of collaterals received.

In May 2013, Arauco updated its Corporate Credit Policy.

Regarding the credit risk of time deposits, repurchase agreements and mutual funds, Arauco has in place a policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2014 and December 31, 2013. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

September 30, 2014:

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	0 to 1 month Th.U.S.$	1 to 3 months Th.U.S.$	3 to 12 months Th.U.S.$	1 to 3 years Th.U.S.$	3 to 5 years Th.U.S.$	5 to 7 years Th.U.S.$	More than 7 years Th.U.S.$	Current MU.S.$	Non Current MU.S.$	Type Amortization	Effective rate	Nominal rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - United States	1,109	—	—	123,186	30,015	—	—	1,109	153,201	Maturity	Libor + 1,35%	Libor + 1,35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - United States	—	—	30,002	15,154	—	—	—	30,002	15,154	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0,2%	Libor 6 monthly + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	—	—	18,001	9,000	—	—	—	18,001	9,000	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0,2%	Libor 6 monthly + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	100,465	—	—	—	—	—	100,465	—	Maturity	0.70%	0.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	1,050	—	299,954		—	—	1,050	299,954	Maturity	1.42%	1.42%
—	Alto Parana S.A.	U.S. Dollar	Banco BBVA - Argentina	—	3,554	—	—	—	—	—	3,554	—	Maturity	4.00%	4.00%
—	Alto Parana S.A.	U.S. Dollar	Banco Santander Rio - Argentina	—	—	5,023	—	—	—	—	5,023	—	Maturity	3.25%	3.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro - Argentina	77	—	—	—	167	—	—	77	167	Maturity	15.25%	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia - Argentina	—	423	—	527	—	—	—	423	527	Maturity	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	22	—	—	5,595	5,595	5,595	8,296	22	25,081	Maturity	Libor + 1,80%	Libor + 1,80%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,043	—	—	2,087	2,087	2,087	10,337	2,043	16,598	Maturity	Libor + 2,05%	Libor + 2,05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	—	—	45,132	138,180	126,794	115,409	79,086	45,132	459,469	semmiannual	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	—	—	5,741	26,585	24,746	22,907	21,542	5,741	95,781	semmiannual	Libor + 2,05%	Libor + 2,05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	—	—	90	38,282	50,410	24,099	—	90	112,790	semmiannual	Libor + 1,80%	Libor + 1,80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	—	—	48	—	—	—	—	48	—	Maturity	Libor + 2,05%	Libor + 2,05%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	3,035	—	9,056	—	—	—	—	12,091	—	Maturity	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	10,147	8,548	16,534	—	—	—	—	35,228	—	Maturity	Libor + 1,75%	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,525	—	—	—	—	—	2,525	—	Maturity	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC - Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	—	5,033	5,023	—	—	—	—	10,056	—	Maturity	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,356	—	—	—	—	—	—	1,356	—	Maturity	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	20,207	—	—			—	—	20,207	—	Maturity	Libor + 2,00%	Libor + 2,00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	—	—	35	77	—	—	—	35	77	Maturity	2.50%	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	—	—	—	—	—	—	—	—	—	Monthly	6.80%	6.80%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	—	3,100	1,709	—	—	—	—	4,809	—	Maturity	6.50%	6.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	859	—	131	12	—	—	—	990	12	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	—	—	152	257	—	—	—	152	257	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	—	—	—	—	—	—	—	—	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	—	—	40	9	—	—	—	40	9	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	—	—	142	12,327	—	—	—	142	12,327	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	—	—	43	2	—	—	—	43	2	Monthly	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	—	—	28	14	—	—	—	28	14	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	—	—	275	205	—	—	—	275	205	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	—	—	8,940	—	—	—	—	8,940	—	Maturity	1.41%	1.41%
—	Arauco Do Brasil S.A.	Real	Banco Santander	—	—	180	20,545				180	20,545	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	—	—	54	55		—	—	54	55	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	—	—	67	158		—	—	67	158	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	—	—	56	79	—	—	—	56	79	Monthly	0%	0%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	13	—	—	3	32	—	—	13	35	Maturity	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	—	—	60	74	205	—	—	60	279	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	—	—	8	21	28	—	—	8	50	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	—	—	12,639	—	—	—	—	12,639	—	Maturity	5.50%	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Votorantim	—	—	1	—	—	—	501	1	501	Maturity	0.50%	0.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Safra	118	—	—		408			118	408	Maturity	0.60%	0.60%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	4,672	—	7,945	—	—	—	—	12,617	—	Maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	—	3	—	15	—	—	3	15	Maturity	3.50%	3.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	15		901		353			916	353	Maturity	6.00%	6.00%
—	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	203	—	—	36	50	—	—	203	86	Maturity	4.30%	4.30%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	—	—	49	589	2,807	—	—	49	3,396	Monthly	8.80%	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	—	—	6	20	404	—	—	6	424	Maturity	3.30%	3.30%
	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	—	—	2	—	—	337	—	2	337	Maturity	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	—	2	103	103	103	582	2	891	Maturity	7.91%	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	—	1	70	70	70	353	1	562	Maturity	8.91%	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	—	—	4	33	33	33	314	4	413	Maturity	6.55%	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	—	—	1	88	88	88	397	1	660	Maturity	10.11%	10.11%
—	Arauco Forest Brasil S.A.	Real	Banco John Deere	—		331	546				331	546	Maturity	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	—	—	26	1,777	1,777	9,691	—	26	13,244	Maturity	7.91%	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	—	—	17	1,201	1,201	5,950	—	17	8,351	Maturity	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	—	—	61	610	610	4,683	—	61	5,902	Maturity	6.55%	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	—	—	20	1,514	1,514	6,790	—	20	9,817	Maturity	10.11%	10.11%

			Total	45,076	124,698	168,579	698,972	249,511	197,841	121,406	338,352	1,267,730

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	0 to 1 month Th.U.S.$	1 to 3 months Th.U.S.$	3 to 12 months Th.U.S.$	1 to 3 years Th.U.S.$	3 to 5 years Th.U.S.$	5 to 7 years Th.U.S.$	More than 7 years Th.U.S.$	Current MU.S.$	Non Current MU.S.$	Type Amortization	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	6,831	—	—	—	—	—		6,831	—	(i) semmiannual; (k) maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	4,948	—	—	23,652	35,971	70,237	250,530	4,948	380,390	(i) semmiannual; (k) maturity	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	—	542	18,131	18,131	210,304	—	542	246,566	(i) semmiannual; (k) maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P		2,995	—	15,910	15,910	15,910	248,707	2,995	296,437	(i) semmiannual; (k) maturity	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	1,201	—	—	4,785	44,717	42,325		1,201	91,827	(i) semmiannual; (k) maturity	2.98%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R		—	3,598	14,333	14,333	14,333	300,873	3,598	343,873	(i) semmiannual; (k) maturity	3.58%	3.57%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	5,307	—	303,038	—	—	—	5,307	303,038	(i) semmiannual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	—	—	6,142	72,500	568,736	—	—	6,142	641,236	(i) semmiannual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Issuance	—	—	391	143,547	—	—	—	391	143,547	(i) semmiannual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6th Issuance	—	—	378,901	—	—	—	—	378,901	—	(i) semmiannual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	—	3,889	40,000	40,000	425,087	—	3,889	505,087	(i) semmiannual; (k) maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	—	—	5,278	47,500	47,500	47,500	501,770	5,278	644,270	(i) semmiannual; (k) maturity	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	—	—	4,313	45,000	45,000	45,000	556,188	4,313	691,188	(i) semmiannual; (k) maturity	4.52%	4.50%

			Total	12,980	8,302	403,054	728,395	830,298	870,697	1,858,069	424,336	4,287,459

				Maturity							Total
Tax ID	Name	Currency	Name - Country Other Loans	0 to 1 month Th.U.S.$	1 to 3 months Th.U.S.$	3 to 12 months Th.U.S.$	1 to 3 years Th.U.S.$	3 to 5 years Th.U.S.$	5 to 7 years Th.U.S.$	More than 7 years Th.U.S.$	Current MU.S.$	Non Current MU.S.$	Type Amortization	Effective rate	Nominal rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	—	3,879	—	—	—	—	3,879	—	Maturity	4.70%	4.70%
—	Flakeboard Company Limited	U.S. Dollar	Fednor (industry Canada)	—	—	—		—	—	—	—	—	Maturity	0.00%	0.00%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	—	112	11	—	—	—	112	11	Maturity	1.80%	1.80%

			Total	—	—	3,991	11	—	—	—	3,991	11

				Maturity							Total
Tax ID	Name	Currency	Name - Country Finance leasing	0 to 1 month Th.U.S.$	1 to 3 months Th.U.S.$	3 to 12 months Th.U.S.$	1 to 3 years Th.U.S.$	3 to 5 years Th.U.S.$	5 to 7 years Th.U.S.$	More than 7 years Th.U.S.$	Current MU.S.$	Non Current MU.S.$	Type Amortization	Effective rate	Nominal rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	842	532	2,536	3,472	750	—	—	3,910	4,222	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	325	651	2,927	7,804	4,005	—	—	3,903	11,809	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	8	16	74	196	41	—	—	98	237	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	1,006	1,833	8,485	15,386	3,994	—	—	11,324	19,380	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	741	1,337	6,986	13,624	6,960	—	—	9,064	20,584	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Santander	77	144	629	1,622	764	—	—	850	2,386	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Chile	22	45	201	231	37	—	—	268	268	Monthly	—	—
—	Arauco Colombia S.A.	U.S. Dollar	Banco BBVA	—	—	9	—	—	—	—	9	0	Monthly	—	—
—	Flakeboard Company Limited	U.S. Dollar	Automotive Leases	—	—	10	—	—	—	—	10	0	Monthly	—

			Total	3,021	4,558	21,857	42,335	16,551	0	0	29,436	58,886

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2013:

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - United States	—	—	433	94,304	60,649	—	—	433	154,953	Maturity	—	Libor + 1,35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - United States	—	15,186	15,000	45,541	—	—	—	30,186	45,541	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	—	9,111	9,000	27,000	—	—	—	18,111	27,000	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	50,153	—	—	—	—	—	—	50,153	—	Maturity	—	0.58%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	—	50,013	—	—	—	—	50,013	—	Maturity	—	0.43%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	50,051	—	—	—	—	—	50,051	—	Maturity	—	0.37%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	199,398	—	—	—	—	199,398	—	Maturity	—	1.69%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	45	302,148		—	—	45	302,148	Maturity	—	1.42%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	30,004	—	—	—		—	—	30,004	—	Maturity	—	0.19%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado	—	—	40,013	—		—	—	40,013	—	Maturity	—	0.51%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	40,009	—		—	—	40,009	—	Maturity	—	0.41%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	30,005	—	—		—	—	30,005	—	Maturity	—	0.29%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro - Argentina	—	4,757	—	—	—	—	—	4,757	—	Maturity	—	25.75%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	125	6,134	—	—	—	—	—	6,259	—	Maturity	—	26.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Santander	3,217	—	—	—	—	—	—	3,217	—	Maturity	—	24.75%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia - Argentina	48	3,067	—	—	—	—	—	3,115	—	Maturity	—	26.00%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	4,696	—	—	—	—	—	—	4,696	—	Maturity	—	23.00%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	72	6,134	—	—	—	—	—	6,206	—	Maturity	—	19.40%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro - Argentina	2	—	95	—	288	—	—	97	288	Maturity	—	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia - Argentina	—	—	409	818	—	—	—	409	818	Maturity	—	15.25%
—	Forestar Cono Sur S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	5,037	—	—	—	—		5,037	—	Maturity	—	Libor + 1,75%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	1,288	—	—	—	—	18,780	1,288	18,780	Maturity	—	Libor + 2,05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	—	—	—	—	24,935	—	—	24,935	Maturity	—	Libor + 1,80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	—	24,906	20,852	137,880	128,615	117,230	130,526	45,758	514,250	semiannual	—	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	3,199	1,970	27,841	27,326	25,487	34,786	5,169	115,440	semiannual	—	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	325	—	—	—	—	—	325	—	Maturity	—	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	—	—	13,840	53,619	52,522	—	—	119,980	semiannual	—	Libor + 1,80%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	—		12,047	—	—	—	—	12,047	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	61	20,065	—	—	—	—	20,126	—	Maturity	—	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	—	2,506	—	—	—	—	2,506	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC - Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	55	—	10,005	—	—	—	—	10,060	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	lloyds Bank	—	1,358	—	—	—	—	—	1,358	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	—	20,090	—		—	—	20,090		Maturity	—	Libor + 2,00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	37	—	—	3	107	—	—	37	110	Maturity	—	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	59	—	—	—	—	—	—	59	—	Monthly	—	6.80%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	137	—	—	120	—	—	—	137	120	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	160	—	—	417	—	—	—	160	417	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	6,683	—	—	—	—	—	—	6,683	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	42	—	—	44	—	—	—	42	44	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	—	135		13,303	—	—	—	135	13,303	Maturity		8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	54	—	—	33	—	—	—	54	33	Monthly	—	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	29	—	—	39	—	—	—	29	39	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	223	—	—	447	—	—	—	223	447	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	65	—	—	129	—	—	—	65	129	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	2,036	—	—	—	—	—	—	2,036	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Santander	—	188		22,172	—	—	—	188	22,172	Maturity	—	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	57	—	—	109	—	—	—	57	109	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	71	—	—	29	200	—	—	71	229	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	58	—	—	—	121	—	—	58	121	Monthly	—	0%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	14	—	—	3	44	—	—	14	47	Maturity	—	2.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	—	9,332	—	—	—	—	9,332	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco HSBC - Brasil	—	1,334	—	—	—	—	—	1,334	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	246	—	—	247	—	—	—	246	247	Maturity	—	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	52	—	—	651	274	2,844	—	52	3,769	Monthly	—	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	25	6	403	—	6	433	Maturity	—	3.30%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	—	—	—	—	555	2	555	Maturity	—	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	—	—	—	—	333	1	333	Maturity	—	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	—	—	—	—	289	4	289	Maturity	—	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	—	1	—	—	—	—	369	1	369	Maturity	—	10.11%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	—	27	—	2,168	2,168	10,448	—	27	14,784	Maturity	—	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	—	18	—	1,465	1,465	6,433	—	18	9,363	Maturity	—	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	58	—	—	694	694	4,767	—	58	6,156	Maturity	—	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	—	21	—	1,847	1,847	7,368	—	21	11,062	Maturity	—	10.11%

			Total	99,664	162,346	451,282	693,315	277,423	252,437	185,638	713,292	1,408,812

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds Obligation	0 to 1 month ThU.S.	1 to 3 months ThU.S.	3 to 12 months ThU.S.	1 to 3 years ThU.S.	3 to 5 years ThU.S.	5 to 7 years ThU.S.	More than 7 years ThU.S.	Current ThU.S.	Non Current ThU.S.	Type of Amortization	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,756	—	—	—		14,756	—	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,180	26,165	26,165	24,381	349,987	2,180	426,700	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	88,717	663	—	—	—	—	—	89,380	—	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,387	—	20,058	20,058	242,063	—	2,387	282,178	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P		—	1,125	17,601	17,601	17,601	278,324	1,125	331,126	(i) semiannual; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	34,425	276,829	—	—	1,004	311,254	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	531,942	—	15,205	676,942	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Issuance	—	2,734	—	18,750	134,122	—	—	2,734	152,872	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5th Issuance	—	—	—	—	—	—	—	—	—	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6th Issuance	—	—	4,047	379,608	—	—	—	4,047	379,608	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	—	40,000	40,000	40,000	404,475	8,889	524,475	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	—	47,500	47,500	47,500	524,486	11,215	666,986	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	124,026	5,784	23,112	656,607	634,775	903,487	1,557,272	152,922	3,752,141

				Maturity							Total
Tax ID	Name	Currency	Name - Country Others Loans	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	—	—	3,956	—	—	—	—	3,956	Maturity	—	4.70%
—	Flakeboard Company Limited	U.S. Dollar	Fednor (industry Canada)	—	—	65		—	—	—	65	—	Maturity	—	0.00%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	—	269	118	—	—	—	269	118	Maturity	—	1.80%

			Total	—	—	334	4,074	—	—	—	334	4,074

				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	499	802	2,970	6,936	635	—	—	4,271	7,571	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	284	568	2,557	6,819	4,577	—	—	3,409	11,396	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	9	18	81	216	126	—	—	108	342	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	1,124	2,249	9,123	20,742	6,246	—	—	12,496	26,988	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	462	925	4,162	11,953	936	—	—	5,549	12,889	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Santander	15	76	585	1,530	1,230	—	—	676	2,760	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Chile	26	51	301	451	89	—	—	378	540	Monthly	—	—
—	Flakeboard Company Limited	U.S. Dollar	Automotive Leases	—	—	62	5	—	—	—	62	5		—	—

			Total	2,419	4,689	19,841	48,652	13,839	—	—	26,949	62,491

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Guarantees provided

As of the date of these financial statements, Arauco has financial assets of approximately MU.S.$77 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of September 30, 2014, the total assets pledged as an indirect guarantee were ThU.S.$1.044. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Chilean Pesos	124	Dirección General del Territorio Marítimo y de Marina Mercante
Celulosa Arauco y Constitución S.A.	Insurance policy	—	Chilean Pesos	211	Bank Estado Chile
Celulosa Arauco y Constitución S.A.	Insurance policy	—	Chilean Pesos	317	Bank Estado Chile
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	357	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	139	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	392	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil + Guarantee Letter AISA	—	US Dollar	3,674	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	US Dollar	1,224	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property, plant and equipment	US Dollar	62,551	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	181	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	131	BNDES
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	983	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	217	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	523	Bank John Deere S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	180	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	232	Bank HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	126	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,359	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	604	Bank Do Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	268	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	521	Bank ABC Brasil S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property, plant and equipment	US Dollar	272	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property, plant and equipment	US Dollar	525	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	Property, plant and equipment	US Dollar	1,224	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	660	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	157	Minera Spence S.A.
				77,152

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A	Suretyship not supportive and cumulative	—	US Dollar	624,368	Joint ventures-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	150,000	Flakeboard (Canadá)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270,000	Alto Paraná (bondholders)
		Total		1,044,368

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 2.1% (equivalent to ThU.S.$ +/- 9,282), and +/- 0.08% of assets (equivalent to ThU.S.$ +/- 5.569).

The main financial instrument subject to the risk in exchange rate as of December 2013 corresponded to domestic bonds issued denominated in UF and that were not hedged with cross currency swaps described in the hedge accounting disclosures. As of September 30, 2014 these bonds are covered by foreign exchange swap.

	September 2014	December 2013
Bonds Issued in UF (P Series)	—	3,000,000

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.08% (equivalent to ThU.S.$354) and a change on the equity of +/- 0.01% (equivalent to ThU.S.$354).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2014, 16.2% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.02% (equivalent to ThU.S.$+/- 79) and +/- 0.001% (equivalent to ThU.S.$+/- 47) on equity.

Thousands of dollars	September 2014	Total
Fixed rate	4,319,856	83.8%
Bonds issued	3,645,059
Bank borrowings (*)	582,473
Government Loans	4,002
Financial leasing	88,322
Variable rate	834,760	16.2%
Bonds issued	—
Loans with Banks	834,760
Total	5,154,616	100.0%

Thousands of dollars	December 2013	Total
Fixed rate	3,933,546	78.3%
Bonds issued	3,038,591
Bank borrowings (*)	801,107
Government Loans	4,408
Financial leasing	89,440
Variable rate	1,092,947	21.7%
Bonds issued	—
Loans with Banks	1,092,947
Total	5,026,493	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of September 30, 2014, revenue due to pulp sales accounted for 40% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 3.8% (equivalent to U.S.$49 million), on the income after tax and +/- 8.2% (equivalent to U.S.$39 million) and +/- 0.4% (equivalent to U.S.$27 million) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•	Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 39 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.6 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 2.9 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.6 million hectares, of which 998 million hectares are used for plantations, 396 thousand hectares for native forests, 185 thousand hectares for other uses and 68 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

A summary of financial information of assets, liabilities, profit or loss for each operating segment is presented in the tables below:

Period ended September 30, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	1,713,358	709,818	108,161	1,391,933	24,617	—	3,947,887	—	3,947,887
Revenues from transactions with other operating segments	37,364	2	356,109	7,427	25,227	—	426,129	(426,129)	—

Finance income	—	—	—	—	—	16,059	16,059	—	16,059
Finance costs	—	—	—	—	—	(177,484)	(177,484)	—	(177,484)
Net finance costs	—	—	—	—	—	(161,425)	(161,425)	—	(161,425)

Depreciation and amortizations	129,678	17,831	10,518	75,096	2,926	6,289	242,338	—	242,338
Sum of significant income accounts	5,139	131	208,937	758	—	—	214,965	—	214,965
Sum of significant expense accounts	—	—	33,329	—	—	—	33,329	—	33,329

Profit (loss) of each reportable segment	348,942	120,475	73,465	135,038	7,355	(362,178)	323,097	—	323,097

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	—	5,669	5,669	—	5,669
Joint ventures	—	—	—	63	—	861	924	—	924

Income tax expense	—	—	—	—	—	(115,451)	(115,451)	—	(115,451)

Geographical information on revenues
Revenue – Chilean entities	1,512,917	655,049	60,687	422,228	295	—	2,651,176	—	2,651,176
Revenue – Foreign entities	200,441	54,769	47,474	969,705	24,322	—	1,296,711	—	1,296,711
Total Ordinary Income	1,713,358	709,818	108,161	1,391,933	24,617	—	3,947,887	—	3,947,887

Period ended September 30, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets (*)

Acquisition of property, plant and equipment and biological assets	241,326	9,040	129,662	96,055	987	1,004	478,074	—	478,074
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	—	—	—	—	—

Segment Cash Flows
Cash Flows from (used in) Operating Activities	280,673	123,575	189,444	175,314	4,670	(22,780)	750,896	—	750,896
Cash flows (used in) investing activities	(247,053)	(198)	(111,058)	(95,061)	(987)	(140,363)	(594,720)	—	(594,720)
Cash flows from (used in) Financing Activities	(52,632)	0	76,592	4,947	—	128,625	157,532	—	157,532
Net increase (decrease) in Cash and Cash Equivalents	(19,012)	123,377	154,978	85,200	3,683	(34,518)	313,708	—	313,708

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,212,987	626,432	5,459,888	2,147,563	43,623	1,517,710	15,008,203	(45,514)	14,962,689

Investments accounted through equity method
Associates	—	—	185,854	4,339	—	128,162	318,355	—	318,355
Joint Ventures	—	—	—	—	—	22,279	22,279	—	22,279
Segment liabilities	385,851	72,084	167,235	267,155	14,905	7,181,826	8,089,056	—	8,089,056

Geographical information on non-current assets
Chile	2,646,630	297,137	3,562,445	596,163	60	209,670	7,312,105	126	7,312,231
Foreign countries	1,784,550	17,219	1,384,279	967,383	26,042	128,146	4,307,619	—	4,307,619
Non-current assets, Total	4,431,180	314,356	4,946,724	1,563,546	26,102	337,816	11,619,724	126	11,619,850

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	1,666,060	614,075	113,722	1,466,828	24,476	—	3,885,161	—	3,885,161
Revenues from transactions with other operating segments	38,115	19	818,742	10,346	23,396	—	890,618	(890,618)	—

Finance income	—	—	—	—	—	14,829	14,829	—	14,829
Finance costs	—	—	—	—	—	(176,730)	(176,730)	—	(176,730)
Net finance costs	—	—	—	—	—	(161,901)	(161,901)	—	(161,901)

Depreciation and amortizations	120,657	16,356	9,356	65,550	2,985	5,987	220,891	—	220,891
Sum of significant income accounts	6	—	259,635	14	—	—	259,655	—	259,655
Sum of significant expense accounts	24,300	1,913	1,683	10,913	—	—	38,809	—	38,809

Profit (loss) of each reportable segment	324,313	96,108	105,877	155,103	1,612	(307,107)	375,906	—	375,906

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	—	3,697	3,697	—	3,697
Joint ventures	—	—	—	(536)	—	979	443	—	443

Income tax expense	—	—	—	—	—	(85,014)	(85,014)	—	(85,014)
Geographical information on revenues
Revenue – Chilean entities	1,489,838	555,635	58,508	458,503	136	—	2,562,620	—	2,562,620
Revenue – Foreign entities	176,222	58,440	55,214	1,008,325	24,340	—	1,322,541	—	1,322,541
Total Ordinary Income	1,666,060	614,075	113,722	1,466,828	24,476	—	3,885,161	—	3,885,161

Period ended September 30, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	319,027	8,105	194,433	132,052	793	570	654,980	—	654,980
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	—	—	—	—	—

Segment Cash Flows
Cash Flows from (used in) Operating Activities	338,758	85,548	168,712	186,721	3,814	(65,711)	717,842	—	717,842
Cash flows (used in) investing activities	(394,006)	(7,420)	(78,115)	(143,012)	(793)	107,757	(515,589)	—	(515,589)
Cash flows from (used in) Financing Activities	—	—	(46,723)	43,619	—	(100,560)	(103,664)	—	(103,664)
Net increase (decrease) in Cash and Cash Equivalents	(55,248)	78,128	43,874	87,328	3,021	(58,514)	98,589	—	98,589

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,001,425	634,626	5,533,875	2,169,687	46,451	1,148,087	14,534,151	(40,756)	14,493,395

Investments accounted through equity method
Associates	—	—	186,628	4,467	—	135,341	326,436	—	326,436
Joint Ventures	—	—	—	—	—	22,976	22,976	—	22,976
Segment liabilities	271,115	62,677	183,269	247,959	15,965	6,667,870	7,448,855	—	7,448,855

Geographical information on non-current assets
Chile	2,670,703	311,408	3,613,663	572,750	34	243,394	7,411,952	625	7,412,577
Foreign countries	1,658,451	19,545	1,395,725	1,018,608	28,043	152,125	4,272,497	—	4,272,497
Non-current assets, Total	4,329,154	330,953	5,009,388	1,591,358	28,077	395,519	11,684,449	625	11,685,074

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	565,274	255,058	31,621	488,825	7,850	—	1,348,628	—	1,348,628
Revenues from transactions with other operating segments	12,275	2	141,981	3,083	8,329	—	165,670	(165,670)	0

Finance income	—	—	—	—	—	8,553	8,553	—	8,553
Finance costs	—	—	—	—	—	(67,426)	(67,426)	—	(67,426)
Net finance costs	—	—	—	—	—	(58,873)	(58,873)	—	(58,873)

Depreciation and amortizations	46,685	6,217	3,599	26,661	977	2,296	86,435	—	86,435
Sum of significant income accounts	5,130	131	74,039	758	—	—	80,058	—	80,058
Sum of significant expense accounts	—	—	1,299	—	—	—	1,299	—	1,299

Profit (loss) of each reportable segment	88,621	45,157	27,092	55,538	2,225	(128,212)	90,421	—	90,421

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	—	6,409	6,409	—	6,409
Joint ventures	—	—	—	(70)	—	353	283	—	283

Income tax expense	—	—	—	—	—	(31,436)	(31,436)	—	(31,436)

Geographical information on revenues
Revenue – Chilean entities	490,255	235,143	16,019	139,624	205	—	881,246	—	881,246
Revenue – Foreign entities	75,019	19,915	15,602	349,201	7,645	—	467,382	—	467,382
Total Ordinary Income	565,274	255,058	31,621	488,825	7,850	—	1,348,628	—	1,348,628

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	43,756	2,630	31,338	28,745	288	861	107,618	—	107,618

Acquisition and contribution of investments in associates and joint venture	—	—	—	—	—	—	—	—	—

Segment Cash Flows
Cash Flows from (used in) Operating Activities	109,566	61,683	87,978	85,796	2,024	(10,762)	336,285	—	336,285
Cash flows (used in) investing activities	(43,926)	(2,559)	(26,119)	(28,276)	(288)	(142,264)	(243,432)	—	(243,432)
Cash flows from (used in) Financing Activities	(28,948)	0	65,227	9,216	—	204,724	250,219	—	250,219
Net increase (decrease) in Cash and Cash Equivalents	36,692	59,124	127,086	66,736	1,736	51,698	343,072	—	343,072

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	573,484	219,213	30,464	502,044	8,021	—	1,333,226	—	1,333,226
Revenues from transactions with other operating segments	11,983	1	290,643	1,869	8,131	—	312,627	(312,627)	—

Finance income	—	—	—	—	—	3,317	3,317	—	3,317
Finance costs	—	—	—	—	—	(61,699)	(61,699)	—	(61,699)
Net finance costs	—	—	—	—	—	(58,382)	(58,382)	—	(58,382)

Depreciation and amortizations	38,549	5,856	3,918	22,611	994	4,561	76,489	—	76,489
Sum of significant income accounts	(812)	0	80,932	(98)	—	—	80,022	—	80,022
Sum of significant expense accounts	24,300	1,913	1,683	10,913	—	—	38,809	—	38,809

Profit (loss) of each reportable segment	109,152	41,323	1,839	63,730	(1,149)	(96,651)	118,244	—	118,244

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	—	4,424	4,424	—	4,424
Joint ventures	—	—	—	(19)	—	659	640	—	640

Income tax expense	—	—	—	—	—	(29,844)	(29,844)	—	(29,844)

Geographical information on revenues
Revenue – Chilean entities	509,408	200,035	17,495	158,669	45	—	885,652	—	885,652
Revenue – Foreign entities	64,076	19,178	12,969	343,375	7,976	—	447,574	—	447,574
Total Ordinary Income	573,484	219,213	30,464	502,044	8,021	—	1,333,226	—	1,333,226

Amounts of additions to non-current assets (*)

Acquisition of property, plant and equipment and biological assets	91,943	2,769	103,167	32,177	215	44	230,315	—	230,315

Acquisition and contribution of investments in associates and joint venture	—	—	—	—	—	—	—	—	—

Segment Cash Flows
Cash Flows from (used in) Operating Activities	157,757	51,754	122,876	92,736	1,265	(65,385)	361,003	—	361,003
Cash flows (used in) investing activities	(145,195)	(2,726)	(95,891)	(31,484)	(215)	57,632	(217,879)	—	(217,879)
Cash flows from (used in) Financing Activities	(71,001)	—	(43,250)	(2,332)	—	(276,837)	(393,420)	—	(393,420)
Net increase (decrease) in Cash and Cash Equivalents	(58,439)	49,028	(16,265)	58,920	1,050	(284,590)	(250,296)	—	(250,296)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	09-30-2014	12-31-2013
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	46,028	53,815
Prepayment to amortize (insurance + others)	58,844	26,278
Recoverable taxes (Relating to purchases)	74,212	105,275
Other current non financial assets	7,919	3,596
Total	187,003	188,964

Non current non-financial assets	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Roads to amortize, non current	125,208	112,505
Guarantee values	3,318	3,349
Recoverable taxes (Relating to purchases)	3,888	6,025
Other non current non financial assets	2,970	3,173
Total	135,384	125,052

Current non financial liabilities	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
Provision of minimum dividend (1)	123,816	75,695
ICMS tax payable	26,266	23,532
Other tax payable	18,277	16,911
Other Current non financial liabilities	2,871	8,905
Total	171,230	125,043

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non financial liabilities	09-30-2014 ThU.S.$	12-31-2013 ThU.S.$
ICMS tax payable	67,167	73,093
Other non current non financial liabilities	5,854	7,761
Total	73,021	80,854

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as of September 30, 2014 and 2013 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 09-30-2014	319,455
Adjustments:
Biological Assets
Unrealized gains/losses	(197,391)
Realized gains/losses	186,299
Deferred income taxes	675
Total adjustments	(10,417)
Distributable Net Income at 09-30-2014	309,038

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 09-30-2013	239,237
Adjustments
Biological Assets
Unrealized	(200,697)
Realized	169,656
Deferred income taxes	6,192
Total adjustments	(24,849)
Distributable Net Income at 09-30-2013	316,941

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

The line “Other current non-financial liabilities” included in the Consolidated Balance Sheet as of September 30, 2014 in the amount of ThU.S.$171,230, represents a total of ThU.S.$123,614, which corresponds to the provision of minimum dividend recorded for the period 2014 to the parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-September		July-September
Earnings (losses) per share	2014	2013	2014	2013
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	319,455	341,790	89,320	102,553
Weighted average of number of shares	113,159,655	113,152,446	113,159,655	113,152,446
Basic earnings per share (in US$ per share)	2.82	3.02	0.79	0.91

NOTE 27. SUBSEQUENT EVENTS

1) On January 14, 2014, the Company informed through a “Material Fact” that Flakeboard America Limited, a subsidiary of Arauco, had signed an asset purchase agreement with the U.S. company named SierraPine for the acquisition of three industrial panel mills located in the United States of America (states of California and Oregon) for a purchase price of US$107 million, plus a variable amount of up to US$13 million in inventories.

The above-mentioned “Material Fact” also indicated that the closing of the transaction contemplated by such asset purchase agreement was subject to certain conditions precedent. Among those conditions was the approval of the proposed transaction by the U.S. Department of Justice (DOJ).

On October 1, 2014 the Company, jointly with SierraPine, took the decision to withdraw the application previously filed with the DOJ due to certain objections by the DOJ with respect to the proposed transaction. By virtue of the above, the Company and SierraPine have voluntarily agreed to terminate such asset purchase agreement.

Arauco believes that the above-referenced situation will have no material effects on its consolidated financial condition or results of operation.

2) On September 29, 2014, Law No. 20,780 was published in the Official Gazette, introducing various amendments to the current regime of income tax and other taxes. Among the main amendments is the progressive increase of the First Category Income Tax for the 2014, 2015, 2016, 2017, 2018 and following fiscal years, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively, in the event that the partially integrated system applies. Alternatively, for the 2014, 2015, 2016 and 2017 and following fiscal years, an increase of 21%, 22.5%, 24%, and 25% respectively will apply, in the event that the Company chooses to apply the attributed income system.

In accordance with the same Law, in the case of Arauco, the general rule is the applicability of the partially integrated system, unless a subsequent Shareholders Meeting of the Company agrees to apply the attributed income system.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2014

Amounts in thousands of U.S. dollars, except as indicated

However, through Official Circular Letter No. 856, dated October 17, the Superintendency of Securities and Insurance established that the difference in assets and liabilities for deferred taxes resulting from the increase of the aforementioned tax rate should be accounted for by charging it to the net worth.

The effect in deferred taxes as a result of the increase of the first category tax rate shall not impact the result or the determination of the Company’s distributable net profit, but rather will result in a direct charge to the net worth of US$291,363,000, which was included in the Financial Statements as of September 30, 2014.

Finally, it is relevant to mention that the criterion imposed in the aforementioned Official Circular Letter is applicable only to the Financial Statements that must be submitted to the Superintendency of Securities and Insurance in Chile. The criteria ordered by Official Circular Letter No. 856 will not apply to the Financial Statements that must be submitted to the Securities and Exchange Commission (SEC) of the United States of America.

3) The authorization for the issuance and publication of these Interim Consolidated Financial Statements for the period between January 1 and September 30, 2014 was approved by the Board of Directors of Arauco at the Extraordinary Session No. 516 held on November 14, 2014.

Subsequent to September 30, 2014, and until the date of issuance of these financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Celulosa Arauco y Constitución S.A. Third Quarter 2014 Results November 17th, 2014

Montes del Plata Opening Ceremony

Interim Review Third Quarter 2014 Results

November 17th, 2014

3 4 8 10 12 13 14	Highlights Income Statement Analysis Review by Business Segment Balance Sheet Analysis Financial Ratios Third Quarter and Subsequent Events Financial Statements

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

CONFERENCE CALL Monday, November 24th , 2014 12:00 Santiago time 10:00 Eastern time (New York) Please Dial: +1 (877) 317 6776 from USA +1 (412) 317 6776 from other countries Password: Arauco

2

Interim Review Third Quarter 2014 Results

November 17th, 2014

HIGHLIGHTS

•	Arauco’s revenues reached US$ 1,348.6 million during the third quarter of 2014, a 1.9% decrease compared to the US$ 1,374.6 million obtained in the second quarter of 2014

•	During the third quarter of 2014, Adjusted EBITDA reached US$ 305.3 million, a 0.9% decrease compared to the US$ 308.0 million Adjusted EBITDA obtained during the second quarter of 2014

•	Arauco’s net income for the third quarter of 2014 reached US$ 90.4 million, a 28.9% decrease or US$ 36.8 million compared to the US$ 127.2 million obtained in the second quarter of 2014

•	Net Financial Debt / LTM(2) Adjusted EBITDA ratio decreased from 3.7x in the second quarter of 2014 to 3.6x in this quarter

KEY FIGURES

In U.S. Million	Q3 2014	Q2 2014	Q3 2013	QoQ	YoY	YTD 2014	YTD 2013	YoY Acum

Revenues	1,348.6	1,374.6	1,333.2	-1.9%	1.2%	3,947.9	3,885.2	1.6%
Cost of Sales	(940.5)	(928.4)	(923.6)	1.3%	1.8%	(2,666.7)	(2,683.8)	-0.6%
Gross Margin	408.2	446.3	409.6	-8.5%	-0.4%	1,281.2	1,201.3	6.6%
Operating Income (1)	129.8	159.1	142.4	-18.4%	-8.8%	468.0	408.0	14.7%
Net income	90.4	127.2	118.2	-28.9%	-23.5%	323.1	375.9	-14.0%
Adjusted EBITDA	305.3	308.0	324.4	-0.9%	-5.9%	916.2	911.3	0.5%
Adjusted EBITDA Margin	22.6%	22.4%	24.3%	1.0%	-7.0%	23.2%	23.5%	-1.1%
LTM(2) Adj. EBITDA	1,148.3	1,167.5	1,163.8	-1.6%	-1.3%	1,148.3	1,163.8	-1.3%
LTM Adj. EBITDA Mg	22.0%	22.5%	22.8%	-1.9%	-3.3%	22.0%	22.8%	-3.3%
CAPEX	107.6	171.6	230.3	-37.3%	-53.3%	619.4	655.0	-5.4%
Net Financial Debt(3)	4,182.4	4,372.1	NC	-4.3%	NC	4,182.4	NC	NC
Net Financial Debt(3) / LTM Adj. EBITDA	3.6x	3.7x	NC	-2.7%	NC	3.6x	NC	NC

All figures include a 50% proportional consolidation of Montes del Plata

(1)	Operating income = Gross margin – Distribution costs – Administrative expenses
(2)	LTM = Last Twelve Months
(3)	NC: Not Comparable

3

Interim Review Third Quarter 2014 Results

November 17th, 2014

INCOME STATEMENT ANALYSIS

Sales by Business Segment Q3 2014

In U.S. Million	Q3 2014		Q2 2014		Q3 2013

Pulp(*)	565.3	41.9%	599.6	43.6%	573.5	43.0%
Panels(*)	488.8	36.2%	461.7	33.6%	502.0	37.7%
Sawn Timber(*)	255.1	18.9%	264.4	19.2%	219.2	16.4%
Forestry	31.6	2.3%	40.7	3.0%	30.5	2.3%
Others	7.9	0.6%	8.2	0.6%	8.0	0.6%

Total	1,348.6	100.0%	1,374.6	100.0%	1,333.2	100.0%

(*)	Pulp, Panels and Sawn Timber division sales include energy

Revenues

Arauco’s consolidated sales for the third quarter of 2014 reached US$ 1,348.6 million, 1.9% lower than the US$ 1,374.6 million obtained during the second quarter of 2014. The main variances during this quarter were:

QoQ	Net Sales	Price	Volume
Pulp	-5.7%	-2.6%	-1.5%
Panels	5.9%	-2.3%	10.9%
Sawn Timber	-3.5%	2.8%	-3.4%

Sales volume from our Panels segment increased 10.9% QoQ which is mainly explained by higher sales in Brazil, which increased 30.3% as a result of an improvement in market conditions.

Compared to the US$ 1,333.2 million obtained in the third quarter of 2013, consolidated sales were 1.2% higher, mainly explained by a 16.4% increase in sales of our sawn timber business, partially offset by a 1.4% decrease in total sales of our pulp business and 2.6% decrease in our panels sales.

Sales by Business Segment Q3 2014

(*)	Pulp, Panels and Sawn Timber division sales include energy

4

Interim Review Third Quarter 2014 Results

November 17th, 2014

Production

During the third quarter of 2014, our Pulp production was 867 thousand Adt, a 12.7% increase compared to the 769 thousand Adt produced in the previous quarter. This was mainly due to the new production coming from our Montes del Plata Mill, which began its start-up process during June of this year. Production volume in our panels division was to 1,372 thousand m3, 11.3% or 140 thousand m3 higher than the previous quarter, mainly due to lower production levels in Brazil in the previous quarter. The production volume from our Sawn timber division remained stable, with a 0.3% increase or 2 thousand m3, compared to the 725 thousand m3 in the previous quarter.

Compared to the third quarter of 2013, production volume increased 6.1% in our pulp division, our panel’s production increased 3.0% and our sawn timber production decreased 0.8%.

Production by Business Segment

5

Interim Review Third Quarter 2014 Results

November 17th, 2014

Adjusted EBITDA

In U.S. Million	Q3 2014	Q2 2014	Q3 2013	QoQ	YoY	YTD 2014	YTD 2013	YoY Acum

Net Income	90.4	127.2	118.2	-28.9%	-23.5%	323.1	375.9	-14.0%
Financial costs	67.4	56.8	61.7	18.6%	9.3%	177.5	176.7	0.4%
Financial income	-8.6	-3.9	-3.3	117.3%	157.9%	-16.1	-14.8	8.3%
Income tax	31.4	36.4	29.8	-13.7%	5.3%	115.5	85.0	35.8%
EBIT	180.7	216.5	206.5	-16.5%	-12.5%	600.0	622.8	-3.7%
Depreciation & amortization, others (*)	87.7	85.2	95.5	3.0%	-8.1%	275.7	239.9	14.9%
EBITDA	268.5	301.7	302.0	-11.0%	-11.1%	875.6	862.7	1.5%
Fair value cost of timber harvested	90.6	78.5	87.2	15.3%	3.8%	238.1	242.3	-1.7%
Gain from changes in fair value of biological assets	-66.8	-67.0	-66.0	-0.3%	1.3%	-200.5	-202.6	-1.0%
Exchange rate differences	13.1	-5.2	1.2	-352.1%	981.4%	3.0	8.8	-66.5%
Adjusted EBITDA	305.3	308.0	324.4	-0.9%	-5.9%	916.2	911.3	0.5%

All figures include a 50% proportional consolidation of Montes del Plata

(*)	3Q 2014 includes a provision for forestry losses due to fire of US$ 1.3 million and US$ 33.3 million in YTD 2014 and 3Q 2013 includes US$ 19.0 million in amortization of Investment in temporary forestry roads.

Adjusted EBITDA

Adjusted EBITDA for the third quarter of 2014 was US$ 305.3 million, 0.9% or US$ 2.7 million lower than the US$ 308.0 million reached during the previous quarter. In terms of Adjusted EBITDA by business, during the third quarter of the year we had a decrease in our Pulp and Sawn Timber divisions of 21.5% and 2.2% respectively, partially offset by a 23.1% and 11.9% increase in our Panels and Forestry division respectively. The drop in EBITDA from our Pulp business is mainly caused by a US$ 34.3 million decrease in total sales. The increase in EBITDA of Panels is due to improved results in Brazilian market compared with the previous quarter.

Consolidated Adjusted EBITDA for the third quarter of 2014 was lower by 5.9% or US$ 19.2 million when compared with the US$ 324.4 million reached in the same period of 2013.

Adjusted EBITDA Variation by Business Segment 2Q14 - 3Q14

(In US$ Million)

All figures include a 50% proportional consolidation of Montes del Plata

6

Interim Review Third Quarter 2014 Results

November 17th, 2014

Operating Income

Arauco’s operating income during the third quarter of the year reached US$ 129.8 million, a decrease of 18.4% or US$ 29.3 million compared to the US$ 159.1 million obtained during the second quarter of 2014. Our revenue decreased 1.9% or US$ 26 million, and the cost of sales increased 1.3% or US$ 12.1 million. Distribution costs increased in 1.7% or US$ 2.4 million and administrative expenses decreased in 7.6% or US$ 11.2 million.

In terms of unitary costs, during the third quarter of the year we had a decrease in unitary cost of sales for bleached softwood pulp and an increase for bleached hardwood pulp of 2.9% and 0.9% respectively, when compared to the second quarter of 2014. We do not consider in this comparison Montes del Plata, because it continues in its ramp-up process, so cost figures are not yet comparable.

During the third quarter of 2014, Arauco’s operating income was 8.8% or US$ 12.6 million lower than the US$ 142.4 million reached in the same quarter of 2013. This is mainly due to an increase in Selling and administrative expenses of 4.2% or US$ 11.1 million.

Net Income

Net income for the third quarter of 2014 was US$ 90.4 million, a decrease of 28.9% or US$ 36.8 million compared to the US$ 127.2 million obtained in the second quarter of the year. This is mainly explained by a decrease in Operating income of 18.4% or US$ 29.3 million, which dropped due to a decrease in sales of pulp and sawn timber and higher costs of forestry. Non-Operating Income decreased US$12.4 million, mainly explained by an Exchange Difference Loss of US$13.1 million recorded this third quarter. The decrease in Net Income was partially offset by a decrease in Income Tax of 13.7% or US$ 5.0 million.

Consolidated net income in the third quarter of 2014 was 23.5% or US$ 27.8 million lower the same period on 2013, where we had US$ 118.2 million. This is mainly explained by a decrease of 13.7% or US$12.4 million in Other Income with the increase in earning by fixed assets sold.

Net Income Variation by Item 2Q14 - 3Q14

(In US$ Million)

All figures include a 50% proportional consolidation of Montes del Plata

7

Interim Review Third Quarter 2014 Results

November 17th, 2014

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

The third quarter of 2014 was a stable period in terms of pulp prices in spite of the oversupply that begun at the end of the second quarter due to the start-up of Montes del Plata and the low demand during the months of summer in the Northern Hemisphere. Short fiber prices were in general stable, only with changes in some markets. Long fiber had a positive variation, but the price of unbleached long fiber had a strong fall. However, world inventory levels had an important growth in these months, compared with the previous quarter. World inventories of long fiber reached 29 days (4 days higher than the second quarter of the year) and this quarter finished at 27 days. The increase in short fiber was larger than in long fiber, reaching a maximum of 46 days during the quarter. This quarter finished with an average of 40 days of inventory, the same level than the second quarter.

In Asia short fiber prices remained without changes despite of the increase in supply, even with chances of an increase at the end of the quarter. In long fiber, prices had a small increase, around 0.5 to 1.5% and a higher supply mainly due to new volume production. The price spread between long fiber and short fiber prices, remains approximately at US$ 140 per ton (higher in long fiber).

In Europe there was more volatility in prices. Long fiber increased 1.5% and short fiber decreased 2.5%. The decrease is mainly explained by an oversupply in a weakened market with high capacity in paper production, low consumption in printing and writing paper, and the effect of the summer season in Europe, higher than in other markets. Due to a significant increase in consumption during September, there are expectations of a positive trend in the last quarter.

In the North American market the demand stabilized at good levels. The low demand of the industry of printing and writing paper was offset by the high demand in tissue, absorption and packaging industries. The fibercement (which demands unbleached long fiber pulp) market was still active and expansion programs remained as programmed. The rest of America stood at good levels of activity and demand too. The Alto Paraná mill in Argentina, which has sales mainly in Brazil and Argentina, continued to decrease its levels of inventories. In other Asian markets, like India, Indonesia and Japan, followed the trend of China with good levels of activity.

During this third quarter, production was at normal levels, the only exception was at the Nueva Aldea and Licancel mills due to its annual maintenance programs. Montes del Plata is still in its ramp-up process. During the third quarter, production reached more than 80% of capacity.

2- Sawn Timber Division

The real estate and construction sectors in the United States are still showing improvements. At the third quarter of 2014 the Housing Starts Index closed at 1,017,000 units per year, which represents an increase when compared with 893,000 units in the previous quarter. The expectation for the North American market toward next months are moderate. The sales of wood product and finger joint moldings were in line with capacity and we continue to sell with stable prices. Current construction levels continue low when compared to the 10 year historical average.

Markets where Arauco sells continued with positive behavior during the third quarter. In general, there was higher demand and better prices compared with the two previous quarters.

In spite of the demand in China, the market has been affected by overstock of pine logs from New Zealand. Sales of the Company remained stable at very good levels. Korea, Taiwan, Japan, Australia, and Middle East showed good levels of activity, even achieving hikes in prices compared with the previous quarter.

Sales volume in the Chilean market has recovered during the third quarter after the adjustment of inventories from the main distributors in the country.

8

Interim Review Third Quarter 2014 Results

November 17th, 2014

3- Panels Division

The most important issue during the third quarter in the panels division was the increase in sales volume of plywood, mainly due to an increase in production volume at the Nueva Aldea mill. Despite the new capacity coming from Nueva Aldea and the other new mills, we were able to maintain the same price levels in all export markets. In the Chilean market there has been more competition in low grades of plywood.

Sales volume of MDF in the third quarter began to increase compared with previous quarters after the expected increase in demand in Brazil and improvements in some states of the United States. Exports to Mexico remained at high levels. Despite this, total supply in North America, Brazil, Argentina and Chile was higher compared to domestic sales, therefore it has been necessary to export to markets with lower margins. MDF molding kept at expected levels, in spite of the increase in supply from imports and domestic production.

Particleboard was at good levels in sales volume of value-added products reached by our Teno mill, producing at its capacity design. Inventories from the supply chain reached historical average levels, especially from main distributors. This has helped to reach better margins for this category.

9

Interim Review Third Quarter 2014 Results

November 17th, 2014

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached US$ 3,342.8 million at the end of the third quarter of 2014, an increase of 11.4% or US$ 342.4 million compared to the US$ 3,000.4 million in the second quarter of 2014.

As of September 2014 our cash balance reached US$ 972.2 million, an increase of 51.7% or US$ 331.5 million when compared to the US$ 640.7 million reached in the previous quarter. This is explained by US$ 500 million received in July 2014 from the proceeds of our 144A/RegS Notes due in 2024, and partially offset by US$ 200 million in the prepayment of a bilateral loan that had a final maturity in December of this year. The other portion of proceeds from these notes will be used to finance the maturity of US$ 370 million in notes due in April, 2015.

Inventories decreased from US$ 940.3 million in the second quarter of 2014 to US$ 930.8 million in the third quarter of 2014.

Accounts receivables reached US$ 746.3 million during the third quarter of 2014, a decrease of 9.7% or US$ 80.1 million compared to the previous quarter.

10

Interim Review Third Quarter 2014 Results

November 17th, 2014

Financial Debt

Arauco’s consolidated financial debt as of September 30, 2014 reached US$ 5,154.6 million, an increase of 2.8% or US$ 141.8 million when compared to June 30, 2014.

Our consolidated net financial debt decreased 4.3% or US$ 189.6 million when compared with June 2014.

FINANCIAL DEBT

	September	June	December
US$ million	2014	2014	2013

Short term financial debt	796.1	994.0	893.5
Long term financial debt	4,358.5	4,018.7	4,133.0
TOTAL FINANCIAL DEBT	5,154.6	5,012.8	5,026.5
Cash and cash equivalents	972.2	640.7	667.2
NET FINANCIAL DEBT	4,182.4	4,372.1	4,359.3

All figures include a 50% proportional consolidation of Montes del Plata

(*)	UF is a Chilean monetary unit indexed to inflation. This portion does not consider the effect of debt in UF swapped to US Dollars

Financial Debt Profile

(In U.S. Million)

*	Short term debt Includes accrued interest

11

Interim Review Third Quarter 2014 Results

November 17th, 2014

FINANCIAL RATIOS

FINANCIAL RATIOS

	Q3 2014	Q2 2014	Q3 2013	YTD 2014	YTD 2013
Profitability
Gross margin	30.3%	32.5%	30.7%	32.5%	30.9%
Operating margin	9.6%	11.6%	10.7%	11.9%	10.5%
LTM(1) Adjusted EBITDA margin	22.0%	22.5%	22.8%	22.0%	22.8%
ROA (EBIT / Total Assets)	4.9%	5.9%	NC	5.4%	NC
ROE (Net Income / Equity)	5.1%	7.1%	NC	6.1%	NC

Leverage
LTM Interest Coverage Ratio (EBITDA / Financial Costs)	4.9x	5.1x	4.4x	4.9x	4.4x
Net Financial Debt / LTM EBITDA	3.6x	3.7x	NC	3.6x	NC
Total Financial Debt / Total Capitalization(2)	42.9%	40.8%	NC	42.9%	NC
Net Financial Debt / Total Capitalization	34.8%	35.6%	NC	34.8%	NC
Total Financial Debt / Shareholders’ Equity	75.6%	69.6%	NC	75.6%	NC
Net Financial Debt / Shareholders’ Equity	61.3%	60.7%	NC	61.3%	NC

(1)	LTM = Last Twelve Months
(2)	Capitalization = Total financial debt + Equity

All figures include a 50% proportional consolidation of Montes del Plata

12

Interim Review Third Quarter 2014 Results

November 17th, 2014

THIRD QUARTER AND SUBSEQUENT EVENTS

Montes del Plata Opening Ceremony

On September 8, 2014, and after three years of construction, the official opening ceremony of Montes del Plata took place in Punta Pereira, Uruguay with the participation of Uruguay’s President José Mujica. This project was the highest private investment in the history of Uruguay. Montes del Plata is a state of the art pulp mill, which includes a biomass electricity generator and a port terminal.

Tax Reform was Promulgated in Chile

On September 29th, 2014, Law N°20.780 was promulgated, which included modifications to the Tax System such as a progressive increase in the Corporate Income Tax starting in year 2014 and ending in year 2018. In Chile, on October 17th the Superintendencia de Valores y Seguros (SVS) requested that the financial impact of this law, caused by the net effect of deferred taxes over assets and liabilities due to the tax increase should be registered through Equity. Our financial statements to be submitted to the SEC in U.S.A. will include the net effect of deferred taxes over assets and liabilities due to the tax increase in the Income Statement, in line with IFRS.

Sierra Pine

On October 1, 2014, Arauco and Sierra Pine took the decision to abandon the request submitted to the Department of Justice of the United States (DOJ). The agreement consisted in the acquisition of the three panel mills from Sierra Pine, located in the West Coast of the U.S. This decision has no material effects over the results of Arauco.

13

Interim Review Third Quarter 2014 Results

November 17th, 2014

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	Q3 2014	Q2 2014	Q3 2013

Revenue	1,348.6	1,374.6	1,333.2
Cost of sales	(940.5)	(928.4)	(923.6)
Gross Profit	408.2	446.3	409.6
Other operating income	77.7	76.4	90.1
Distribution costs	(141.8)	(139.4)	(131.8)
Administrative expenses	(136.5)	(147.7)	(135.4)
Other operating expenses	(20.4)	(25.0)	(29.9)
Financial income	8.6	3.9	3.3
Financial costs	(67.4)	(56.8)	(61.7)
Participation in (loss) profit in associates and joint ventures accounted through equity method	6.7	0.8	5.1
Exchange rate differences	(13.1)	5.2	(1.2)
Income before income tax	121.9	163.6	148.1
Income tax	(31.4)	(36.4)	(29.8)
Net Income	90.4	127.2	118.2
Profit attributable to parent company	89.3	125.9	103.8
Profit attributable to non-parent company	1.1	1.3	14.5

All figures include a 50% proportional consolidation of Montes del Plata

14

Interim Review Third Quarter 2014 Results

November 17th, 2014

CONSOLIDATED BALANCE SHEET

US$ Million	Q3 2014	Q2 2014	Q4 2013

Cash and cash equivalents	972.2	640.7	667.2
Other financial current assets	2.2	1.4	3.1
Other current non-financial assets	187.0	200.0	189.0
Trade and other receivables-net	746.3	826.3	711.7
Related party receivables	148.8	23.8	8.2
Inventories	930.8	940.3	900.6
Biological assets, current	300.8	315.4	257.0
Tax assets	45.0	45.1	61.2
Non-Current Assets classified as held for sale	9.8	7.4	10.4
Total Current Assets	3,342.8	3,000.4	2,808.3
Other non-current financial assets	13.6	35.0	48.8
Other non-current and non-financial assets	135.4	133.1	125.1
Non-current receivables	34.0	40.3	40.7
Investments accounted through equity method	340.6	361.4	349.4
Intangible assets	96.5	100.6	99.7
Goodwill	86.0	91.0	88.1
Property, plant and equipment	7,180.0	7,290.9	7,137.5
Biological assets, non-current	3,576.2	3,602.2	3,635.2
Deferred tax assets	157.6	140.8	160.6
Total Non-Current Assets	11,619.9	11,795.2	11,685.1

TOTAL ASSETS	14,962.7	14,795.6	14,493.4

Other financial liabilities, current	797.4	994.4	893.6
Trade and other payables	666.3	649.0	631.0
Related party payables	13.9	11.7	14.4
Other provisions, current	7.2	0.7	9.7
Tax liabilities	33.5	22.2	4.5
Current provision for employee benefits	3.5	3.8	3.8
Other non-financial liabilities, current	171.2	140.4	125.0
Total Current Liabilities	1,693.1	1,822.1	1,682.0
Other non-current financial liabilities	4,454.1	4,045.9	4,157.0
Trade and Other payables non-current	0.0	0.0	0.4
Other provisions, non-current	62.0	61.0	24.2
Deferred tax liabilities	1,767.8	1,481.6	1,462.3
Non-current provision for employee benefits	39.0	41.8	42.2
Other non-financial liabilities, non-current	73.0	83.3	80.9
Total Non-Current Liabilities	6,396.0	5,713.6	5,766.8
Non-parent participation	50.9	55.3	52.2
Net equity attributable to parent company	6,822.8	7,204.6	6,992.3

TOTAL LIABILITIES AND EQUITY	14,962.7	14,795.6	14,493.4

All figures include a 50% proportional consolidation of Montes del Plata

15

Interim Review Third Quarter 2014 Results

November 17th, 2014

CONSOLIDATED STATEMENT OF CASH FLOW

US$ Million	Q3 2014	Q2 2014

Collection of accounts receivables	1,580.6	1,348.8
Other cash receipts (payments)	82.1	89.5
Payments of suppliers and personnel (less)	(1,253.4)	(1,092.0)
Interest paid and received	(59.8)	(39.3)
Income tax paid	(15.8)	8.1
Other (outflows) inflows of cash, net	2.5	(2.5)
Net Cash Provided by (Used in) Operating Activities	336.3	312.5
Capital Expenditures	(107.6)	(171.6)
Other investment cash flows	(135.8)	6.1
Net Cash Provided by (Used in) Investing Activities	(243.4)	(165.5)
Proceeds from borrowings	515.2	330.8
Repayments of borrowings	(262.9)	(265.2)
Dividends paid	(0.4)	(77.7)
Other inflows of cash, net	(1.6)	(0.0)
Net Cash Provided by (Used in) Financing Activities	250.2	(12.1)

Total Cash Inflow (Outflow) of the Period	343.1	134.9

Effect of exchange rate changes on cash and cash equivalents	(11.6)	0.4
Cash and Cash equivalents. at beginning of the period	640.7	505.5

Cash and Cash Equivalents at end of the Period	972.2	640.7

All figures include a 50% proportional consolidation of Montes del Plata

For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control and could materially impact Arauco’s performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information please contact:

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 2461 7221

María José Calleja

maria.calleja@arauco.cl

Phone: (56-2) 2461 7250

16